Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

dated as of September 14, 2006

between

GENERAL ELECTRIC COMPANY

and

NAUTILUS HOLDINGS ACQUISITION CORP.

EXHIBITS

Exhibit A	Definitions
Exhibit B	Transition Services Agreement Term Sheet
Exhibit C	Employee Matters
Exhibit D	Form of Modified Working Capital Statement
Exhibit E	Transaction Accounting Principles
Exhibit F	Sub-Servicing Term Sheet
Exhibit G	Shared Vision Term Sheet
Exhibit H	Trademark License Agreement Term Sheet
Exhibit I	Intellectual Property License Agreement Term Sheet
Exhibit J	ASM Supply Agreement Term Sheet
Exhibit K	Form of Seller Paper
Exhibit L	Warrant Term Sheet
Exhibit M	Equity Investment Term Sheet
Exhibit N	Preferred Stock Term Sheet
Exhibit O	Commercial Agreements Term Sheets

This STOCK AND ASSET PURCHASE AGREEMENT, dated September 14, 2006, is made between GENERAL ELECTRIC COMPANY, a New York corporation (“GE”), and NAUTILUS HOLDINGS ACQUISITION CORP, a Delaware corporation (the “Acquiror”).

PRELIMINARY STATEMENTS

A. GE holds, directly or indirectly, all of the outstanding shares of, or ownership interests in, the entities identified as asset sellers set forth in Section 1.01 of the Disclosure Schedule, which together with GE comprise the “Asset Sellers”. GE holds, directly or indirectly, all of the outstanding shares of, or ownership interests in each of NewCo GmbH, a limited liability company to be organized under the laws of Germany prior to the Closing (“NewCo GmbH”), NewCo Japan GK, a company to be organized under the laws of Japan prior to the Closing (“NewCo Japan”), NewCo Singapore, a company to be organized under the laws of Singapore prior to the Closing (“NewCo Singapore”, it being understood that the names of NewCo GmbH, NewCo Japan and NewCo Singapore, when formed, may be different than as set forth in this recital) and those other entities identified as equity sellers set forth in Section 1.01 of the Disclosure Schedule, which together with GE comprise the “Equity Sellers”. The Equity Sellers together with the Asset Sellers are referred to herein as the “Sellers”.

B. (1) General Electric Plastics GmbH, a German limited liability company (“GE Plastics”), which is wholly owned by General Electric Finance Holdings GmbH, a German limited liability company that is 100% indirectly owned by GE (“GE Finance GmbH”), and (2) Bayer Chemicals AG, a corporation organized under the laws of Germany (“Bayer”), are the sole limited partners of GE Bayer Silicones GmbH & Co. KG, a joint venture organized under the laws of Germany (“GE Bayer”), and the sole shareholders of GE Bayer’s sole general partner GE Bayer Silicones Verwaltungs GmbH (“GE Bayer GP”). Prior to the Closing, (i) GE Plastics shall purchase Bayer’s interests in each of GE Bayer and GE Bayer GP, such that GE Plastics would own 100% of each of GE Bayer and GE Bayer GP, and (ii) GE Finance GmbH will contribute all of the outstanding shares of and ownership interests in GE Plastics to NewCo GmbH, such that NewCo GmbH would own 100% of GE Plastics, in each case, as of the Closing.

C. GE Plastics, GE Europe Holdings LLC, a Delaware limited liability company 100% owned by GE (“GE Europe Holdings”), and Bayer are the sole limited partners of GE Bayer Specialties GmbH & Co. KG (“GE Bayer Specialties LP”), a joint venture organized under the laws of Germany, which is a 100% owner of GE Bayer Specialties Holding GmbH (“GE Bayer Specialties Holding”), which is in turn a 100% owner of GE Bayer Specialties Srl (“GE Bayer Specialties Italy”), and are the sole shareholders of GE Bayer Specialties LP’s sole general partner GE Bayer Specialties Verwaltungs GmbH (“GE Bayer Specialties GP”). Prior to the Closing, GE or a wholly-owned Subsidiary of GE that GE shall designate (provided that GE shall not so designate a Business Subsidiary) will purchase GE Plastics’, GE Europe Holdings’ (if applicable) and Bayer’s respective interests in each of GE Bayer Specialties LP and GE Bayer Specialties GP such that GE shall directly or indirectly own 100% of each of GE Bayer Specialties LP, GE Bayer Specialties GP, GE Bayer Specialties Holding, and GE Bayer Specialties Italy, in each case, as of the Closing.

D. GESM Canada Japan Holdings NK, a Japanese company 100% indirectly owned by GE (“GESM”), holds a 51% interest in GE Toshiba Silicones Co. Limited (“GETOS Japan”), a joint venture organized under the laws of Japan between GESM and Toshiba Corporation, a corporation organized under the laws of Japan (“Toshiba”). Prior to the Closing, GESM shall (i) purchase the remaining interests in GETOS Japan and (ii) contribute all of the outstanding interests in GETOS Japan to NewCo Japan, such that NewCo Japan shall own 100% of GETOS Japan as of the Closing.

E. GESM holds a 51% interest in GE Toshiba Silicones Asia Pacific Pte. Ltd. (“GETOS Asia Pacific”), a joint venture organized under the laws of Singapore between GESM and Toshiba Asia Pacific Pte., Ltd., a company organized under the laws of Singapore (“Toshiba Asia Pacific”). Prior to the Closing, GESM shall (i) purchase the remaining interests in GETOS Asia Pacific and (ii) contribute all of the outstanding interests in GETOS Asia Pacific to NewCo Singapore, such that NewCo Singapore shall own 100% of the interests of GETOS Asia Pacific as of the Closing.

F. GE Pacific Pte., Ltd., a company organized under the laws of Singapore and 100% owned by GE (and which will become indirectly owned by GE prior to the Closing Date as a result of an unrelated transaction) (“GE Pacific”), holds a 51% interest in each of (i) GE Toshiba Silicones Shanghai Co., Ltd., a company organized under the laws of China (“GETOS Shanghai”), and (ii) GE Toshiba Silicones (Nantong) Co. Ltd., a company organized under the laws of China (“GETOS Nantong”), each of which is a joint venture between GE Pacific and Toshiba Asia Pacific. GE NewCo Pte., Ltd., a company to be organized under the laws of Singapore and 100% owned by GE Pacific prior to the Closing (“GE NewCo Singapore”), shall indirectly beneficially own 100% of each of GETOS Shanghai and GETOS Nantong, in each case, as of the Closing.

G. GE Pacific holds (i) 100% of the Class A shares of, representing a 51% interest in, GE Toshiba Silicones Co. Ltd., a company organized under the laws of Hong Kong (“GETOS Hong Kong”), and (ii) a 51% interest in GE Toshiba Silicones (Thailand) Ltd., a company organized under the laws of Thailand (“GETOS Thailand”), each of which is a joint venture between GE Pacific and Toshiba Asia Pacific. Prior to the Closing, GE Pacific shall (i) contribute its interests in each of GETOS Hong Kong and GETOS Thailand to GE NewCo Singapore and (ii) cause GE NewCo Singapore to purchase from Toshiba Asia Pacific all of its outstanding interests in each of GETOS Hong Kong and GETOS Thailand, such that GE NewCo Singapore shall own 100% of each of GETOS Hong Kong and GETOS Thailand, in each case, as of the Closing.

H. GE Bayer, GE Bayer GP, GE Bayer Specialties Srl, GETOS Japan, GETOS Asia Pacific, GETOS Shanghai, GETOS Nantong, GETOS Hong Kong, GETOS Thailand, and all Subsidiaries of any of such entities are referred to herein as the “Joint Ventures”. GE Plastics, GE NewCo Singapore, GE Bayer Specialties Italy and those other Subsidiaries of the Equity Sellers identified as Transferred Subsidiaries in Section 1.01 of the Disclosure Schedule are referred to herein as the “Transferred Subsidiaries”. The Transferred Subsidiaries and their respective Subsidiaries, the Joint Ventures and their respective Subsidiaries, if any, the Merger Business Subsidiaries and their respective Subsidiaries, if any, and Shenzhen GETOS, are collectively referred to herein as the “Business Subsidiaries”. GE has set forth on Section 1.01 of the Disclosure Schedule a list of each Seller and each Business Subsidiary.

I. The Sellers and the Business Subsidiaries are engaged in the business of the development, manufacture and sale of silicone-based products and technology platforms, silanes, sealants and adhesives, adhesion promoters, primers, specialty coatings and amine catalysts and related process technology and application development as currently conducted through the Advanced Materials business of GE, (the “Silicones Business”) as well as the development, manufacture and sale of fused quartz tubing, rod, solids and crucibles and materials for the semiconductor, solar, lighting and fiber optics industries and ceramics products, including boron nitride powders and shapes, as well as CVD (chemical vapor deposition) coatings, thermal solutions and heater assemblies as currently conducted through the Advanced Materials business of GE (the “Quartz Business”) (collectively, the “Business”).

J. GE Pacific holds a 51% interest in GETOS Singapore Pte., Ltd. (“GETOS Singapore”), a Pacific joint venture organized under the laws of Singapore between GE Pacific and Toshiba Asia Pacific. Prior to the Closing, Toshiba Asia Pacific shall sell its interest in GETOS Singapore to GE Pacific such that GE Pacific shall own 100% of GETOS Singapore as of the Closing and GE Pacific shall continue to own such 100% interest in GETOS Singapore following the Closing. GETOS Singapore holds a 50% interest in Asia Silicones Monomer Limited, a joint venture organized under the laws of Thailand (the “ASM JV”) between GETOS Singapore and Shin-Etsu Chemical Co. Ltd., a corporation organized under the laws of Japan. Following the Closing, the Acquiror will not, directly or indirectly, own any interest in the ASM JV.

K. GETOS Asia Pacific holds a 51% interest in Shenzhen GETOS Fine Silicones Co., Ltd. (“Shenzhen GETOS”), a joint venture organized under the laws of China between GETOS Asia Pacific and Shenzhen Guanghua Development Enterprises Co., Ltd., a corporation organized under the laws of China.

L. GE owns all of the outstanding shares of, or ownership interests in, American Silicones, Inc. and GE Silicones, Inc. (“GESI”). American Silicones, Inc. holds 0.08% of the equity interests in GE Silicones, LLC, GE holds 6.76% of the equity interests in GE Silicones, LLC, and GESI holds 93.16% of the equity interests in GE Silicones, LLC. Prior to the Closing, (i) GE will contribute its interests in GE Silicones, LLC to GESI and (ii) GE American Silicones, Inc. will merge with and into GESI, with GESI surviving and remaining wholly owned by GE, such that GE will own 100% of the equity interests in GESI and GESI will own 100% of the equity interests in GE Silicones, LLC, in each case, as of the Closing. The parties intend that on the Closing Date, GESI will merge with and into an indirect wholly owned Subsidiary of the Acquiror (“Merger Sub”).

M. GE owns all of the outstanding shares of, or ownership interests in, GE Sealants & Adhesives, Inc. (“GESA”, and together with GESI, the “Merger Business Subsidiaries”). The parties intend that on the Closing Date, GESA will merge with and into Merger Sub.

N. GE wishes to sell, and to cause to be sold by the other Sellers, to the Acquiror, and the Acquiror wishes to purchase from GE and the other Sellers, (i) all of the issued and outstanding shares of, and ownership interests in, the Transferred Subsidiaries (the “Shares”), and (ii) certain of the assets of the Asset Sellers, in each case, upon the terms and subject to the conditions set forth in this Agreement. In addition, the Acquiror wishes to assume, and GE wishes to have the Acquiror assume, certain liabilities of the Asset Sellers, upon the terms and subject to the conditions set forth in this Agreement.

O. The parties to this Agreement are entering into an agreement with respect to Tax matters (the “Tax Matters Agreement”) on the date of this Agreement.

P. In connection with the mergers described above, GE will acquire 10% of the common equity of the Acquiror.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Certain Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A to, or elsewhere in, this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.01. Purchase and Sale of the Shares . On the terms and subject to the conditions set forth in this Agreement, at the Closing, GE shall, and shall cause the other Equity Sellers to, sell, convey, assign, transfer and deliver to the Acquiror (or its designated Affiliates), free and clear of all Liens, and the Acquiror (or its designated Affiliates) shall purchase, acquire and accept from the Equity Sellers, all of the Equity Sellers’ right, title and interest in and to the Shares.

Section 2.02. Purchase and Sale of the Assets. (a) Transferred Assets. On the terms and subject to the conditions set forth in this Agreement and subject to the exclusions set forth in Section 2.02(b), at the Closing, GE shall, and shall cause the other Asset Sellers to, sell, convey, assign, transfer and deliver to the Acquiror (or its designated Affiliates), free and clear of all Liens, except for Permitted Liens, and the Acquiror (or its designated Affiliates) shall purchase, acquire and accept from GE and the other Asset Sellers, all of the Asset Sellers’ right, title and interest in and to all of the assets, properties (whether real or personal), rights, Contracts and claims Related to the Business (other than assets, properties, rights, Contracts and claims contained in the Business Subsidiaries) as the same shall exist on the Closing Date, including all assets, properties, rights, Contracts and claims shown on the Reference Balance Sheet not contained in the Business Subsidiaries, other than those assets disposed of since the date of the Reference Balance Sheet in the ordinary course of business consistent with past practice as permitted by this Agreement, and all assets Related to the Business acquired by the Asset Sellers after the date of the Reference Balance Sheet and prior to the Closing (collectively, the “Transferred Assets”). Without limiting the foregoing, the following shall be included among the Transferred Assets:

(i) the owned real property listed in Section 2.02(a)(i) of the Disclosure Schedule (the “Transferred Owned Property”), together with all improvements, fixtures and all appurtenances thereto and rights in respect thereof, and, subject to Section 2.03, all interests, rights and benefits of the Asset Sellers Related to the Business under the leases and other agreements relating to the leased real property listed in Section 2.02(a)(i) of the Disclosure Schedule (the “Transferred Leased Property”);

(ii) all raw materials, work-in-process, finished goods, supplies and other inventories Related to the Business, including any such being held by (A) customers of the Business pursuant to consignment arrangements, or (B) suppliers of the Business under tolling arrangements (collectively, the “Inventory”);

(iii) subject to Section 2.03, all rights under the Assumed Contracts, including the Assumed Contracts listed in Section 2.02(a)(iii) of the Disclosure Schedule;

(iv) subject to Section 2.03, all rights under Intellectual Property licenses from third parties Related to the Business (the “Assumed IP Licenses”), including the licenses listed in Section 2.02(a)(iv) of the Disclosure Schedule;

(v) all accounts, notes and other receivables arising out of the sale of goods of the Business other than VAT receivables;

(vi) all expenses Related to the Business that have been prepaid by the Asset Sellers, including ad valorem Taxes and lease and rental payments;

(vii) subject to Section 2.03, all claims, causes of action, defenses and rights of offset or counterclaim against third parties relating to the Transferred Assets or any Assumed Liability, including unliquidated rights under manufacturers’ and vendors’ warranties;

(viii) all Company Intellectual Property and Company Technology;

(ix) subject to Section 2.03, all licenses, permits or other governmental authorizations that are Related to the Business;

(x) all books, records, files and papers, whether in hard copy or computer format, including engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, customer lists, lists of suppliers, personnel and employment records in each case that are Related to the Business and copies of any information relating to Taxes imposed on the Business, in each case other than (A) any books, records or other materials that the Asset Sellers are required by Law to retain (copies of which, to the extent permitted by Law, will be given or made available to the Acquiror) and (B) personnel and employment records for employees and former employees of the Asset Sellers who are not Transferred Employees;

(xi) all computer software programs listed in Section 2.02(a)(xi) of the Disclosure Schedule and, subject to Section 2.03, all rights under licenses thereto;

(xii) all goodwill that is Related to the Business;

(xiii) all assets expressly transferred pursuant to Exhibit C hereof;

(xiv) all rights and claims under any and all transferable warranties extended by suppliers, vendors, contractors, manufacturers and licensors Related to the Business, and all claims, defenses, causes of action, rights of recovery, rights of set off, and rights of recoupment Related to the Business or the Transferred Assets or the Assumed Liabilities (other than in each case any claims against GE or any of its Affiliates; provided, however, that nothing in this Section 2.02(a)(xiv) shall limit any claims, defenses, causes of action, rights of recovery, rights of set off, and rights of recoupment of the Acquiror or any Acquiror Indemnified Party under any Transaction Agreement or relating to the purchase and sale of goods and services in the ordinary course of business);

(xv) all insurance proceeds received or receivable under any insurance policy written prior to the Closing Date in connection with (I) the damage or complete destruction of any of the Transferred Assets prior to the Closing that would have been included in the Transferred Assets but for such damage or complete destruction, and (II) subject to Section 5.06, any Assumed Liability;

(xvi) other than with respect to sales of Inventory in the ordinary course of business consistent with past practice, all proceeds net of expenses incurred in connection with the sale, transfer or settlement, resulting from (A) any sales or transfers from and after the date hereof through the Closing (that are permitted pursuant to Section 5.01) of any asset that would have been included in the Transferred Assets but for such sale or transfer or (B) any settlement from and after the date hereof through the Closing of any claims or other causes of action that would have been included in the Transferred Assets but for such settlement; and

(xvii) all other assets, properties or rights of every kind and description, wherever located, whether real, personal or mixed, tangible or intangible, that are owned, licensed or otherwise held or used by the Asset Sellers or their Affiliates and Related to the Business.

(b) Excluded Assets. The Acquiror expressly understands and agrees that the following assets and properties of the Asset Sellers and the Business Subsidiaries (the “Excluded Assets”) shall be retained by the Asset Sellers and their Affiliates other than the Business Subsidiaries, and shall be excluded from the Transferred Assets and transferred out of the Business Subsidiaries prior to the Closing, notwithstanding any other provision of this Agreement:

(i) subject to Section 2.02(a)(xvi) above, all cash not held by a Business Subsidiary;

(ii) subject to Section 5.09, any and all rights to the GE Name and GE Marks, together with any Contracts granting rights to use the same;

(iii) except as set forth in Section 2.02(a)(i) of the Disclosure Schedule or any property owned or leased by a Business Subsidiary and Related to the Business to the extent of the Business Subsidiaries’ interest therein, all owned and leased real property and other interests in real property;

(iv) all loans and advances by the Asset Sellers to GE or its Affiliates (which, for the avoidance of doubt, shall be cancelled or otherwise satisfied prior to the Closing);

(v) the Sellers’ employee benefit plans, programs, arrangements and agreements (including any retirement and retirement health benefit plans, programs, arrangements and agreements and collective bargaining agreements, but not including employment agreements with Transferred Employees) and policies, and any assets related thereto (“Benefits Arrangements”), except as expressly provided in Exhibit C;

(vi) subject to Section 2.02(a)(xv) above and Section 5.06 as well as to any claims with respect to Business Subsidiaries, all policies of insurance and interests in insurance pools and programs (“Insurance Arrangements”);

(vii) any assets sold or otherwise disposed of in the ordinary course of business consistent with past practice and not in violation of any provision of this Agreement during the period from the date of the Reference Balance Sheet until the Closing Date;

(viii) all causes of action (including counterclaims) and defenses against third parties relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information relating thereto;

(ix) all GE Intellectual Property and GE Technology;

(x) all Software and licenses thereto other than (i) the computer software listed in Section 2.02(a)(xi) of the Disclosure Schedule and rights under licenses thereto and (ii) Software and licenses thereto owned or held by a Business Subsidiary and Related to the Business (to the extent severable);

(xi) the assets and properties listed in Section 2.02(b)(xi) of the Disclosure Schedule;

(xii) all assets expressly excluded pursuant to Exhibit C hereof;

(xiii) any assets, properties, rights, contracts and claims of GETOS Singapore or the ASM JV (other than, for the avoidance of doubt, the contracts listed on Section 2.2(b)(xiii) of the Disclosure Schedule);

(xiv) the Intellectual Property and Technology developed at or on behalf of GE Energy as of the date hereof for producing elemental silicon from silicon dioxide by the introduction of carbon and other materials;

(xv) any interest in contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind, other than (i) the Assumed Contracts, Assumed IP Licenses and leases relating to the Transferred Leased Property and (ii) any such interest in contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments, arrangements or understandings of any kind to the extent held by a Business Subsidiary and Related to the Business; and

(xvi) any other assets, properties, rights, contracts and claims of the Asset Sellers or the Business Subsidiaries that are not Related to the Business, wherever located, whether tangible or intangible, real, personal or mixed to the extent not reflected on the Reference Balance Sheet, including personnel and employment records for employees and former employees of the Business Subsidiaries who are not Transferred Employees, it being understood that this clause (xvi) is not intended to cause any of the assets, properties, rights, Contracts, claims or other items set forth under any of clauses (i) through (xvii) of
Section 2.02(a) to be an Excluded Asset.

(c) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement (including, without limitation, Section 2.02(d)), the Acquiror hereby agrees, effective at the time of the Closing, to assume and thereafter to pay, discharge and perform in accordance with their terms all Liabilities of the Asset Sellers (but, for the avoidance of doubt, not the Equity Sellers or the Business Subsidiaries) to the extent relating to the Transferred Assets or Related to the Business, as the same shall exist on the Closing Date (the “Assumed Liabilities”). Without limiting the generality of the foregoing, the following shall be included among the Assumed Liabilities:

(i) all Liabilities (other than those Liabilities of the Business Subsidiaries) in the amounts and to the extent shown on the Final Modified Working Capital Statement;

(ii) all Liabilities arising under any of the Assumed Contracts;

(iii) all Taxes for which the Acquiror is responsible pursuant to the Tax Matters Agreement;

(iv) all Liabilities Related to the Business, whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date (but not any Tax Liabilities);

(v) all Liabilities, whether accruing before, on or after the Closing Date, (y) relating in any way to the environment or natural resources, human health and safety or Hazardous Materials (including the exposure of any person to Hazardous Materials) and (z) arising from or relating in any way to the Transferred Assets, Related to the Business or otherwise to any past, current or future businesses, operations, products or properties to the extent related to the Transferred Assets or Related to the Business (including any businesses, operations, products or properties for which a current or future owner or operator of the Transferred Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise);

(vi) all Liabilities with respect to any return, warranty or similar liabilities for products of the Business that were designed, manufactured or sold on or prior to the Closing Date or that were held in the Inventory of the Business as of the Closing Date; and

(vii) all Liabilities expressly transferred pursuant to Exhibit C hereof.

(d) Excluded Liabilities. The Acquiror is not assuming (directly or indirectly by merger, entity acquisition or acquisition of shares) or agreeing to pay or discharge any of the following Liabilities (the “Excluded Liabilities”), notwithstanding any other provision of this Agreement:

(i) any Indebtedness;

(ii) all control group or similar Liabilities except to the extent such Liabilities are Related to the Business;

(iii) any Liability set forth in Section 2.02(d)(iii) of the Disclosure Schedule;

(iv) any Liability associated with any Excluded Asset;

(v) any Taxes for which GE is responsible pursuant to the Tax Matters Agreement;

(vi) all Liabilities resulting from, arising out of, in connection with or related to any businesses or operations (or assets related to such businesses or operations) divested, sold, disposed of, or discontinued by GE prior to the Closing Date;

(vii) all Liabilities (whether accruing before, on or after the Closing Date) relating in any way to (a) the environment, natural resources or human health and safety with respect to any real property formerly owned, leased or occupied in connection with the Business (“Former Properties”), including all Liabilities relating in any way to Hazardous Materials present or Released to, on, under, at or emanating from any Former Property or any real property to which waste from any Former Property was transported for treatment, storage, handling or disposal by or on behalf of the Sellers, the Business Subsidiaries, the Business or any predecessors thereof, (b) Hazardous Materials present or Released to, on, under, at or emanating from any real property to which waste from any Real Property was transported for treatment, storage, handling or disposal prior to the Closing by or on behalf of the Sellers, the Business Subsidiaries, the Business or any predecessors thereof, and (c) the existing lawsuits filed or written claims made against the Business (as described in Section 2.02(d) of the Disclosure Schedule) and any lawsuits filed or written claims made against the Business or its owners or their respective Affiliates within three years following the Closing Date, in each case, relating to the exposure of any person to Hazardous Materials prior to the Closing Date (i) with respect to any Real Property or Former Property, or (ii) with respect to any product manufactured, processed, sold, or distributed by the Sellers, the Business Subsidiaries (or any predecessors thereof) or in connection with the Business or the Business Subsidiaries;

(viii) any Liability arising out of, or related to, the Business Employees and the Employee Plans that is not expressly assumed by the Acquiror pursuant to Exhibit C hereof, and any other Liability expressly excluded pursuant to Exhibit C hereof;

(ix) all Liabilities arising out of, resulting from or related to the manufacture, sale, distribution and processing of asbestos-containing products prior to the Closing Date by the Sellers, the Business Subsidiaries (or any predecessors thereof), or in connection with the Business or the Business Subsidiaries;

(x) any Liabilities of GETOS Singapore or the ASM JV; and

(xi) all Liabilities, whether accruing before, on or after the Closing Date, not Related to the Business, it being understood that this clause (xi) is not intended to and shall not override any of clauses (i) through (vii) of Section 2.02(c).

Section 2.03. Assignment of Certain Transferred Assets. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an assignment or transfer of any Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party, would constitute a breach or other contravention thereof or would in any way adversely affect the rights of the Acquiror or the Asset Sellers (as applicable) thereto or thereunder, and such consent has not been obtained on or prior to the Closing. Subject to Section 5.05(d), GE will, and will cause each of the other Asset Sellers (and to the extent practicable, their respective Affiliates) to, use its commercially reasonable efforts to obtain any consent necessary for the transfer or assignment of any such Transferred Asset claim, right or benefit to the Acquiror. If on the Closing Date any such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective or would adversely affect the rights of the Acquiror so that the Acquiror would not in fact receive all such rights, and (i) the Asset Sellers and the Acquiror will, subject to Section 5.05(d), cooperate in a mutually agreeable arrangement under which the Acquiror would obtain the benefits and assume the obligations and bear the economic burdens associated with such Transferred Asset, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to the Acquiror, or under which the Asset Sellers would enforce for the benefit of the Acquiror any and all of their rights against a third party associated with such Transferred Asset, claim, right or benefit (collectively, “Third

Party Rights”), and the Asset Sellers would promptly pay to the Acquiror when received all monies received by them under any such Transferred Asset, claim, right or benefit, (ii) after the Closing Date, subject to Section 5.05(d), GE will, and will cause each of the other Asset Sellers to, continue to use its commercially reasonable efforts to obtain any consent necessary for the transfer or assignment of any such Transferred Asset claim, right or benefit to the Acquiror, and, upon the receipt of such consent, will immediately transfer such Transferred Asset to the Acquiror.

Section 2.04. Mergers. (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Law of New York (the “NYBCL”) and the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, GESI will be merged with and into Merger Sub, with Merger Sub as the surviving corporation (the “GESI Merger”). To effect the GESI Merger, at the Closing, GE shall cause GESI to, and the Acquiror shall cause Merger Sub to, file a certificate of merger in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the NYBCL and the DGCL. The GESI Merger shall become effective on the Closing Date on the later of such time as such certificate of merger is duly filed with the Secretary of State of the State of New York and the Secretary of State of the State of Delaware or at such subsequent date or time as the parties may agree. On the effectiveness of the GESI Merger, the separate corporate existence of GESI shall cease, Merger Sub shall continue as the surviving corporation of the GESI Merger, and the effect of the GESI Merger shall be as provided in Section 259 of the DGCL and Section 906 of the NYBCL. On the effectiveness of the GESI Merger, by virtue of the GESI Merger and without any action on the part of the parties, GESI, Merger Sub, or the holders of any securities of GESI or Merger Sub, all shares of capital stock of GESI issued and outstanding immediately prior to the effectiveness of the GESI Merger shall automatically be canceled and converted into the right to receive the GESI Merger Consideration. All shares of Merger Sub shall remain outstanding and unaffected by the GESI Merger.

(b) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Act of Oklahoma (the “GCAO”) and the DGCL, on the Closing Date, GESA will be merged with and into Merger Sub, with Merger Sub as the surviving corporation (the “GESA Merger”; together with the GESI Merger, the “Mergers”). To effect the GESA Merger, at the Closing, GE shall cause GESA to, and the Acquiror shall cause Merger Sub to, file a certificate of merger in such form as is required by, and executed and acknowledged in accordance with, the GCAO and the DGCL. The GESA Merger shall become effective on the Closing Date at the later of such time as such certificate of merger is duly filed with the Secretary of State of the State of Oklahoma or the Secretary of State of Delaware or at such subsequent date or time as the parties may agree. On the effectiveness of the GESA Merger, the separate corporate existence of GESA shall cease, Merger Sub shall continue as the surviving corporation of the GESA Merger, and the effect of the GESA Merger shall be as provided in Section 259 of the DGCL and Sections 1088, 1089 and 1090 of the GCAO. On the effectiveness of the GESA Merger, by virtue of the GESA Merger and without any action on the part of the parties, GESA, Merger Sub, or the holders of any securities of GESA or Merger Sub, all shares of capital stock of GESA issued and outstanding immediately prior to the effectiveness of the GESA Merger shall automatically be canceled and converted into the right to receive the GESA Merger Consideration. All shares of Merger Sub shall remain outstanding and unaffected by the GESA Merger.

Section 2.05. Closing. On (a) the second Business Day following the satisfaction or waiver of the conditions precedent set forth in Sections 8.01(b) and 8.02(b) (but in no event earlier than the fourth Business Day following the closing under the Toshiba Purchase Agreement and the closing under the Bayer Purchase Agreement), or (b) such other date as GE and the Acquiror may mutually agree in writing, provided that, in either case, the other conditions to closing specified in Sections 8.01 and 8.02 are then satisfied or have been waived (and if such is not the case, no later than the second Business Day following the date on which all such other conditions are satisfied or waived), the sale and purchase of the Shares and the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) that will be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or such other place as GE and the Acquiror may agree in writing (the date on which the Closing takes place being the “Closing Date”).

Section 2.06. Purchase Price. The aggregate “Purchase Price” for the Shares, the Transferred Assets and the non-competition obligations set forth in Section 5.14 to be delivered at Closing and the consideration in respect of the Mergers shall be $3,778,450,000, payable as follows: On the Closing Date, GE shall receive (w) an amount in cash equal to $3,328,100,000, as adjusted as a result of the Closing Adjustment, if any, pursuant to Section 2.07, (x) the Acquiror Shares in the Mergers, (y) a senior discount note or notes in the Mergers with an aggregate face amount of $400,000,000, reflecting the terms set forth in Exhibit K hereto (the “Seller Paper”), and (z) warrants in the Mergers reflecting the terms set forth in Exhibit L hereto (the “Warrants”). As part of the consideration for the services provided by UBS in connection with the Transactions, the Acquiror shall issue to UBS preferred stock of the Acquiror reflecting the terms set forth in Exhibit N hereto (the “Preferred Stock”). The Purchase Price shall be subject to adjustments as set forth in Section 2.12 and Section 2.13. The Purchase Price shall be paid as directed by GE.

Section 2.07. Closing Adjustment. (a) The “Closing Adjustment” shall be equal to the amount of Modified Working Capital set forth in the Estimated Modified Working Capital Statement minus $611,900,000. For purposes of this Agreement, “Modified Working Capital” means:

(i) Working Capital of the Business; plus

(ii) Closing Date Cash, up to a maximum of $10,000,000; minus

(iii) Debt of the Business Subsidiaries.

If the Closing Adjustment is a positive amount, then the cash portion of the Purchase Price paid by the Acquiror at the Closing shall be increased by the Closing Adjustment. If the Closing Adjustment is a negative amount, then the cash portion of the Purchase Price paid by the Acquiror at the Closing shall be decreased by the Closing Adjustment. In determining Modified Working Capital the amount of Debt of the Business Subsidiaries determined pursuant to subclause (iii) of the definition of Modified Working Capital shall exclude any amount that is otherwise included in the calculation of Working Capital of the Business pursuant to subclause (i) of the definition of Modified Working Capital.

(b) Not less than five Business Days prior to the anticipated Closing Date, GE shall provide the Acquiror with a preliminary estimated statement of Modified Working Capital as of the Closing Date (the “Estimated Modified Working Capital Statement”) in the form attached hereto as Exhibit D, which shall be accompanied by a notice (the “Closing Notice”) that sets forth (i) GE’s determination of the Closing Adjustment and the Purchase Price and (ii) the account or accounts to which the Acquiror shall transfer funds pursuant to Section 2.09. Not less than three Business Days prior to the anticipated Closing Date, the Acquiror shall notify GE in the event that it disputes any aspect of the Estimated Modified Working Capital Statement. Prior to the Closing Date, GE and the Acquiror shall negotiate in good faith to resolve such dispute. The amount so agreed following such negotiations shall be the Closing Adjustment for purposes of the Closing. If GE and the Acquiror are unable to resolve such dispute, the Closing Adjustment set forth in the Closing Notice shall be the Closing Adjustment for the purposes of the Closing.

(c) The Estimated Modified Working Capital Statement shall be prepared in good faith in accordance with the Transaction Accounting Principles.

Section 2.08. Closing Deliveries by GE. At the Closing, GE shall deliver or cause to be delivered to the Acquiror:

(i) to the extent such shares are certificated, certificates evidencing the Shares duly endorsed in blank or accompanied by powers duly executed in blank or other duly executed instruments of transfer as required in order to validly transfer title in and to the Shares, and, to the extent such shares are not certificated, other customary evidence of ownership;

(ii) duly executed counterparts to the Assignment and Assumption Agreement and the Instrument of Cancellation;

(iii) a receipt for the cash portion of the Purchase Price, the Seller Paper, the Acquiror Shares and the Warrants;

(iv) the certificate required to be delivered pursuant to Section 8.02(a);

(v) the certificates required to be delivered pursuant to Section 11 of the Tax Matters Agreement;

(vi) special warranty deeds, or their equivalent in the relevant jurisdiction, with respect to the Transferred Owned Property together with transfer Tax returns and other required forms and filings, where applicable (and such customary affidavits as to matters relating to title as a title insurer shall require to insure title to, and issue customary endorsements with respect to, the Real Properties);

(vii) duly executed instruments (in recordable form, as determined by the Acquiror in its reasonable discretion) assigning the leases and other agreements governing the Transferred Leased Property to the Acquiror;

(viii) duly executed counterparts to the Ancillary Agreements; and

(ix) such other deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary for the assumption of the Assumed Liabilities or to vest in the Acquiror all Sellers’ right, title and interest in, to and under the Transferred Assets and the Shares.

Section 2.09. Closing Deliveries by the Acquiror. At the Closing, the Acquiror shall deliver or cause to be delivered to GE (or, in the case of clause (iv)(B) below, to UBS):

(i) the cash portion of the Purchase Price, as specified in the Closing Notice, by wire transfer in immediately available funds, to an account or accounts as directed by GE in the Closing Notice;

(ii) duly executed counterparts to the Assignment and Assumption Agreement;

(iii) a receipt for the Shares and the Transferred Assets;

(iv) (A) to the extent the Acquiror Shares are certificated, certificates evidencing the Acquiror Shares registered in the name of GE (or its designee), and to the extent that the Acquiror Shares are not certificated, other customary evidence of ownership of the Acquiror Shares; and (B) to the extent the Preferred Stock is certificated, certificate(s) evidencing such Preferred Stock registered in the name of UBS (or its designee), and to the extent that the Preferred Stock is not certificated, other customary evidence of ownership of the Preferred Stock

(v) the certificate required to be delivered pursuant to Section 8.01(a) and the certificate or certificates required to be delivered pursuant to Section 11(a) of the Tax Matters Agreement;

(vi) the Seller Paper and the Warrants; and

(vii) duly executed counterparts to the Ancillary Agreements.

Section 2.10. Post-Closing Statements. (a) Within 60 Business Days after the Closing Date, the Acquiror shall prepare and deliver to GE a statement of Modified Working Capital as of the Closing Date (the “Initial Modified Working Capital Statement”). The Initial Modified Working Capital Statement shall be in the form attached as Exhibit D and shall be prepared in good faith in accordance with the Transaction Accounting Principles, applied consistently with their application in connection with the preparation of the Reference Balance Sheet.

(b) During the 30-day period immediately following GE’s receipt of the Initial Modified Working Capital Statement (the “Review Period”), GE and its Representatives will be permitted to review the Acquiror’s work papers relating to the Initial Modified Working Capital Statement.

(c) The Acquiror agrees that, following the Closing through the date that the Final Modified Working Capital Statement becomes final and binding, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Reference Balance Sheet or the Initial Modified Working Capital Statement is based or on which the Final Modified Working Capital Statement is to be based that are inconsistent with the past practice of the Business (or GE or any of its Affiliates with respect to the Business) or that would impede or delay the determination of the amount of Modified Working Capital as of the Closing Date or the preparation of the Notice of Disagreement or the Final Modified Working Capital Statement in the manner and utilizing the methods required by this Agreement. GE and the Acquiror acknowledge that (i) the sole purpose of the determination of Modified Working Capital is to adjust the Purchase Price so as to reflect the change in Modified Working Capital resulting only from the operation of the Business and (ii) such change can be measured properly only if the calculation is done using the same accounting principles, practices, methodologies and policies used in the preparation of the Reference Balance Sheet and the Estimated Modified Working Capital Statement.

Section 2.11. Reconciliation of Post-Closing Statements. (a) GE shall notify the Acquiror in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if GE disagrees with the Initial Modified Working Capital Statement. The Notice of Disagreement shall set forth in reasonable detail the basis for such dispute, the amounts involved and GE’s determination of the amount of Modified Working Capital as of the Closing Date. If no Notice of Disagreement is received by the Acquiror prior to the expiration of the Review Period, then the Initial Modified Working Capital Statement shall be deemed to have been accepted by GE and shall become final and binding upon the parties in accordance with Section 2.11(c).

(b) During the 30 Business Days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), GE and the Acquiror shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If at the end of the Consultation Period GE and the Acquiror have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, GE and the Acquiror shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Modified Working Capital Statement marked to indicate those line items that are not in dispute) to (i) an independent certified public accounting firm in the United States of national recognition mutually acceptable to GE and the Acquiror (the “Independent Accounting Firm”) or (ii) if GE and the Acquiror are unable to agree upon such a firm within 10 Business Days after the end of the Consultation Period, then, within an additional 10 Business Days, GE and the Acquiror shall each select one such firm and those two firms shall within five Business Days after such firms have been selected select a third such firm, in which event “Independent Accounting Firm” shall mean such third firm. Within 30 Business Days after such firm’s selection, the Independent Accounting Firm shall make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Initial Modified Working Capital Statement as to which GE and the Acquiror disagree as set out in the Notice of Disagreement. The Independent Accounting Firm shall rely solely on the written submissions of the parties with respect to the matters at issue and shall not undertake an independent investigation. With respect to each disputed line item, such determination, if not in accordance with the position of either GE or the Acquiror, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Acquiror in the Notice of Disagreement or GE in the Initial Modified Working Capital Statement with respect to such disputed line item. During such determination period, the Independent Accounting Firm also shall
(i) prepare a statement of Modified Working Capital as of the Closing Date based upon all of the line items not disputed by the parties and the line items determined by the Independent Accounting Firm and (ii) determine the amount of Modified Working Capital reflected on such statement. The statement of Modified Working Capital that is final and binding on the parties, as determined either through agreement of the parties pursuant to Sections 2.10(a), 2.11(a) or 2.11(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.11(c), is referred to as the “Final Modified Working Capital Statement”.

(d) The cost of the Independent Accounting Firm’s review and determination shall be shared equally by GE on the one hand and the Acquiror on the other hand. During the review by the Independent Accounting Firm, the Acquiror and GE and their accountants will each make available to the Independent Accounting Firm interviews with such individuals, and such information, books and records and work papers as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.11(c); provided, however, that the accountants of GE or the Acquiror shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

Section 2.12. Post-Closing Adjustment for Modified Working Capital. If the Modified Working Capital set forth on the Final Modified Working Capital Statement exceeds the Modified Working Capital set forth on the Estimated Modified Working Capital Statement by an amount (such amount, the “Working Capital Excess Amount”) equal to or greater than the Working Capital Deductible Amount, then the Acquiror shall pay to GE an amount of cash equal to the Working Capital Excess Amount minus the Working Capital Deductible Amount. If the Modified Working Capital set forth on the Estimated Modified Closing Working Capital Statement shall exceed the Modified Working Capital set forth on the Final Modified Working Capital Statement by an amount (such amount, the “Working Capital Shortfall Amount”) equal to or greater than the Working Capital Deductible Amount, then GE shall pay to the Acquiror an amount of cash equal to the Working Capital Shortfall Amount minus the Working Capital Deductible Amount. Any payment pursuant to this Section 2.12 shall be made within three Business Days after the finalization of the Final Modified Working Capital Statement, together with interest thereon at the Interest Rate calculated and payable in cash in accordance with Section 2.14 from the Closing Date until the date of payment.

Section 2.13. Audit; Post-Closing Adjustment for EBITDA. (a) If not commenced prior to the date hereof, within 2 Business Days following the date hereof, GE shall engage KPMG to conduct (i) an audit (the “Audit”) of the consolidated balance sheet of the Business as of each of December 31, 2005 and 2004, the consolidated income statement of the

Business for the years ended December 31, 2005 and 2004, and the consolidated statement of cash flows of the Business for the years ended December 31, 2005 and 2004 (collectively, the “Audited Financial Statements”) and (ii) a review (the “Interim Review”) of the consolidated balance sheet of the Business as of July 2, 2006 and as of July 3, 2005, the consolidated income statement of the Business for the six-month periods ended July 2, 2006 and July 3, 2005, and the consolidated statement of cash flows of the Business for the six-month periods ended July 2, 2006 and July 3, 2005. The Audited Financial Statements will be prepared in accordance with U.S. GAAP consistently applied and will satisfy all of the applicable requirements of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (“Reg S-X”). The Interim Review will be conducted in accordance with the Auditing Standards Board’s Statement on Auditing Standards 100 (“SAS 100”) applicable to interim financial statements. GE shall request that KPMG LLP make available to the Acquiror their work papers relating to the Audit Report and the Interim Review Report upon the execution by the Acquiror of the customary documentation required by KPMG LLP. As soon as reasonably practicable, GE shall deliver to the Acquiror the reports of KPMG LLP with respect to the Audit and the Interim Review (the “Audit Report” and the “Interim Review Report”, respectively) as well as a detailed report setting forth LTM EBITDA in accordance with the Transaction Accounting Principles.

(b) During the 10 Business Day period immediately following the Acquiror’s receipt of the Audit Report, the Interim Review Report and the EBITDA Report, the Acquiror and its Representatives will be permitted to review the calculation of LTM EBITDA based on the Audit Report and the Interim Review Report. In the event of any disagreement as to the calculation of LTM EBITDA (including any pro forma adjustments made thereto) (but not, for the avoidance of doubt, including any disagreement as to the results of the Audit or the Interim Review), the dispute resolutions procedures set forth in Section 2.11 shall apply mutatis mutandis. The LTM EBITDA determined pursuant to this clause (b) shall be the Final LTM EBITDA.

(c) If the Target LTM EBITDA exceeds the Final LTM EBITDA (such excess, if any, the “EBITDA Excess”) by an amount equal to or greater than $10,000,000, then GE shall pay to the Acquiror an amount of cash equal to the product of (i) the EBITDA Excess minus $5,000,000, and (ii) 9.364. The “Target LTM EBITDA” shall be an amount equal to $405,300,000 minus expenses associated with the development of bulk Gallium Nitride undertaken by the Quartz Business for 2005 that are taken into account in connection with the Audit provided that Target LTM EBITDA shall not be less than $403,500,000. If GE shall be required to make a payment pursuant to this Section 2.13(c), GE shall pay such amount to the Acquiror in cash within three Business Days after the finalization of the Final LTM EBITDA, together with interest thereon at the Interest Rate calculated and payable in cash in accordance with Section 2.14 from the Closing Date until the date of payment.

Section 2.14. Payments and Computations. Except for the payment of the Purchase Price (which shall be paid at the Closing), each party shall make each payment due to another party to this Agreement not later than 11:00 a.m., New York City time, on the day when due. All payments shall be paid by wire transfer in immediately available funds to the account or accounts designated in advance by the party receiving such payment. All computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of, and payment of, interest.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GE

GE hereby represents and warrants to the Acquiror that, except as set forth in the relevant section of the Disclosure Schedule:

Section 3.01. Incorporation, Qualification and Authority of the Sellers. Each of the Sellers is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization and has all necessary corporate power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Each of the Asset Sellers has the corporate power and authority to operate its business with respect to the Transferred Assets as now conducted and is duly qualified as a foreign corporation to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification material to the Transferred Assets, except for jurisdictions where the failure to be so qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery by the Sellers of the Transaction Agreements to which they are parties and the consummation by the Sellers of the transactions contemplated by, and the performance by the Sellers of their obligations under, the Transaction Agreements have been (or, in the case of a Seller other than GE, will be prior to the Closing) duly authorized by all requisite corporate action on the part of the Sellers. This Agreement and the Tax Matters Agreement have been, and upon execution and delivery the other Ancillary Agreements to which they are parties will be, duly executed and delivered by the Sellers party thereto, and (assuming due authorization, execution and delivery by the Acquiror) this Agreement and the Tax Matters Agreement constitute, and upon execution and delivery the other Ancillary Agreements will constitute, legal, valid and binding obligations of the Sellers party thereto, enforceable against the Sellers party thereto in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.02. Incorporation, Qualification and Authority of the Business Subsidiaries. Each of the Business Subsidiaries is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to operate its business as now conducted. Each of the Business Subsidiaries is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery by each of the Business Subsidiaries of the Ancillary Agreements to which they are parties and the consummation by the Business Subsidiaries of the transactions contemplated by, and the performance by the Business Subsidiaries of their obligations under, the Ancillary Agreements has been (or will be prior to the Closing) duly authorized by all requisite corporate action on the part of the Business Subsidiaries. Upon execution and delivery by the Business Subsidiaries, the Ancillary Agreements to which they are parties will be duly executed and delivered by the Business Subsidiaries, and (assuming due authorization, execution and delivery by the Acquiror) will constitute, legal, valid and binding obligations of the Business Subsidiaries, enforceable against the Business Subsidiaries in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.03. Capital Structure of the Business Subsidiaries. Section 3.03 of the Disclosure Schedule sets forth the authorized capital stock of each of the Business Subsidiaries, the number of shares of each class of capital stock of the Business Subsidiaries that are issued and outstanding and the owner of such shares. None of the Transferred Subsidiaries or the Merger Business Subsidiaries own, directly or indirectly, any equity interests in any Person other than the Business Subsidiaries. All of the outstanding shares of each of the Business Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Business Subsidiaries to issue or sell any of its shares or securities convertible into or exchangeable for its shares or any shares of its Subsidiaries, other than as provided in the agreements relating to the organization, formation, ownership or governance of such Subsidiaries. GE owns, directly or indirectly, the Shares, free and clear of all Liens, except any Liens arising out of, under or in connection with this Agreement or the organization documents of the Joint Ventures and except for Permitted Liens and all such Shares have been validly authorized, duly issued and are fully paid-up. As of the Closing, GE will own, directly or indirectly, 100% of the ownership interests in the Joint Ventures free and clear of all Liens. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares of any of the Business Subsidiaries other than the Joint Ventures.

Section 3.04. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained or taken, the execution, delivery and performance by the Sellers and the Business Subsidiaries (as applicable) of the Transaction Agreements and the consummation by the Sellers and the Business Subsidiaries (as applicable) of the transactions contemplated by the Transaction Agreements do not and will not (a) violate or conflict with the Certificate of Incorporation or Bylaws or similar organizational documents of any of the Sellers or the Business Subsidiaries, (b) conflict with or violate any Law or Governmental Order applicable to the Sellers, the Business Subsidiaries or the Transferred Assets or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, recapture, acceleration or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the Assets or Transferred Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which any of the Business Subsidiaries or the Asset Sellers (with respect to the Transferred Assets) is a party or by which any Asset or Transferred Asset is bound or affected, except, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05. Consents and Approvals. The execution and delivery by the Sellers and the Business Subsidiaries (as applicable) of the Transaction Agreements do not, and the performance by the Sellers and the Business Subsidiaries (as applicable) of, and the consummation by the Sellers and the Business Subsidiaries (as applicable) of the transactions contemplated by, the Transaction Agreements will not, require any material consent, approval, authorization or other action by, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and applicable filings or approvals under non-U.S. antitrust and competition Laws, or (b) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not have, or be reasonably expected to have a Material Adverse Effect, or prevent or materially delay the consummation by the Sellers and the Business Subsidiaries (as applicable) of the transactions contemplated by, or the performance by the Sellers and the Business Subsidiaries (as applicable) of any of their material obligations under, the Transaction Agreements.

Section 3.06. Financial Information; Absence of Undisclosed Liabilities. (a) Section 3.06(a) of the Disclosure Schedule sets forth (i) the unaudited consolidated balance sheet of the Business at each of July 2, 2006, December 31, 2005 (the “Reference Balance Sheet”), July 3, 2005, and December 31, 2004; and (ii) the unaudited consolidated income statement of the Business for the years ended December 31, 2005 and 2004 and the six-month periods ended July 2, 2006 and July 3, 2005 (the balance sheets and statements referred to in clauses (i) and (ii) being herein collectively referred to as the “Financial Statements”). The Financial Statements have been prepared in all material respects in accordance with U.S. GAAP consistently applied, and present fairly, in all material respects, the assets, liabilities, financial condition and the results of operations of the Business at their respective dates and for the periods covered by such statements.

(b) Except (i) as set forth in the Financial Statements, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Reference Balance Sheet, (iii) for Excluded Liabilities, (iv) for Liabilities relating to environmental matters (which are the subject of Section 3.13) and (v) for Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no Liabilities of the Business (whether accrued, absolute, contingent or otherwise).

Section 3.07. Absence of Certain Changes or Events. Except as contemplated by this Agreement, from the date of the Reference Balance Sheet to the date of this Agreement, the Asset Sellers and the Business Subsidiaries have (i) conducted the Business in the ordinary course consistent with past practice, and (ii) not taken any action that, if such action were taken after the date hereof, would require the Acquiror’s consent pursuant to Section 5.01, and there has not occurred any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or that would materially impair or delay the ability of the Sellers and the Business Subsidiaries (as applicable) to consummate the transactions contemplated by, or to perform their obligations under, the Transaction Agreements.

Section 3.08. Absence of Litigation. Section 3.08 of the Disclosure Schedule sets forth a complete list, as of the date hereof, of all Actions pending or, to the Knowledge of GE, threatened in writing against the Sellers (in respect of the Business, the Transferred Assets or the Assumed Liabilities) or the Business Subsidiaries. There are no Actions pending or, to the Knowledge of GE, threatened against the Sellers (in respect of the Business, the Transferred Assets or the Assumed Liabilities) or the Business Subsidiaries that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or that would materially impair or delay the ability of the Sellers and the Business Subsidiaries (as applicable) to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

Section 3.09. Compliance with Laws. Excluding Environmental Laws and Governmental Orders arising under Environmental Laws (which are covered in Section 3.13), none of the Sellers or the Business Subsidiaries is in violation of any Laws or Governmental Orders applicable to the conduct of the Business by it or by which any material Asset or Transferred Asset is bound or affected, except for violations the existence of which has not, individually or in the aggregate, had, or would not reasonably be expected to have, a Material Adverse Effect or would not reasonably be expected to materially impair or delay the ability of the Sellers and the Business Subsidiaries (as applicable) to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

Section 3.10. Governmental Licenses and Permits. (a) Excluding Environmental Permits (which are covered in Section 3.13), the Sellers and the Business Subsidiaries hold all governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, variances, approvals or authorizations Related to the Business, except for those the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (collectively, “Material Permits”).

(b) Excluding Environmental Permits (which are covered in Section 3.13), none of the Sellers or the Business Subsidiaries is in default or violation of any of the Material Permits, except such defaults or violations as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11. Sufficiency of, and Title to, the Assets. (a) The Assets and Transferred Assets will, together with the Ancillary Agreements and Third Party Rights and taking into account the benefits and burdens passed to the Acquiror pursuant to Section 2.03, constitute, as of the Closing Date, all of the assets, properties, rights and interests (including, without limitation, real property and tangible and intangible property) necessary for the Acquiror to conduct the Business immediately following the Closing in all material respects as it is conducted on the date of this Agreement and as the same is expected to be conducted on the

Closing Date; provided, however, that this Section 3.11 shall not be deemed to be breached as a result of any action for which the Acquiror has provided its consent pursuant to Section 5.01.

(b) Except for Permitted Liens or Liens created by or through the Acquiror or any of its Affiliates, the Assets and Transferred Assets (other than Real Property which is the subject of Section 3.16) are owned by or otherwise made available to the Asset Sellers or the Business Subsidiaries, as the case may be, free and clear of all Liens.

Section 3.12. Intellectual Property. (a) Section 3.12(a) of the Disclosure Schedule sets forth in all material respects a list of all Company Intellectual Property and Company Technology that are registered or issued, or for which applications to register or obtain issuance have been filed and are pending anywhere in the world, an indication of the jurisdictions in which such filings have been made and the status thereof. In all material respects, to the extent indicated in Section 3.12(a) of the Disclosure Schedule, such Company Intellectual Property and Company Technology are duly registered in or filed in or issued by the United States Copyright Office, the United States Patent and Trademark Office or any similar national or local foreign intellectual property authority. To the Knowledge of GE, since January 1, 2004, except for applications and registrations that were allowed to lapse in the ordinary course of business, no application or registration for any Company Intellectual Property or Company Technology that is owned by any of the Asset Sellers or the Business Subsidiaries that is material to the Business as presently conducted has been finally rejected on the merits of such filing without right to further appeal.

(b) The Asset Sellers and the Business Subsidiaries own or have the right to use, free and clear of all Liens, other than Permitted Liens, all material Company Intellectual Property and all material Company Technology. All registered patents, trademarks, service marks and copyrights listed in Section 3.12(a) of the Disclosure Schedule are, to the Knowledge of GE, valid, and such registered patents, trademarks, service marks and copyrights are subsisting and in full force and effect, and have not been canceled, expired or abandoned, except in each case for failures, individually or in the aggregate, to be subsisting or in effect that would not be material to the Business. Collectively, the Company Intellectual Property, the Company Technology, the rights to be conveyed via the Assumed IP Licenses and the rights to be conveyed pursuant to the Intellectual Property License Agreement, taken together with the services to be provided under the Transition Services Agreement, constitute all Intellectual Property necessary to the operation of the Business in all material respects as conducted on the date of this Agreement and as the same will be conducted on the Closing Date.

(c) Except as would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of GE, all employees, agents, consultants or contractors who have contributed to the creation or development of any Company Intellectual Property or Company Technology either: (i) created such materials in the scope of his or her employment with the relevant Seller or Business Subsidiary at the time of creation of such materials; (ii) is a party to a “work-for-hire” agreement under which the relevant Asset Seller or Business Subsidiary, as applicable, is deemed to be the original owner/author of all rights, title and interest therein; or (iii) has executed an assignment in favor of the relevant Asset Seller or Business Subsidiary, as applicable, of all right, title and interest in such material.

(d) Except as would not have or be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Intellectual Property, the Company Technology and the Business as conducted on the date of this Agreement do not infringe upon any Intellectual Property rights of third parties; (ii) there is no pending or, to the Knowledge of GE, threatened infringement claim, opposition, interference or cancellation proceeding before any court, patent office or registration authority in any jurisdiction against the Business Primary Intellectual Property, Company Intellectual Property or Company Technology; and (iii) since January 1, 2004, none of GE, the Sellers or the Business Subsidiaries has received any written notice (or, to the Knowledge of GE, any oral or other notice) from any other Person challenging its use or ownership of any Business Primary Intellectual Property, Company Intellectual Property or Company Technology or the validity or enforceability thereof.

(e) To the Knowledge of GE, no Person is engaging in any activity that infringes in any material respect upon the Business Primary Intellectual Property, Company Intellectual Property or the Company Technology, except for any such infringements that do not, individually or in the aggregate, materially impair the ability of the Asset Sellers or the Business Subsidiaries to operate the Business as conducted on the date of this Agreement.

(f) Except with respect to registered and issued Company Intellectual Property, Company Technology and Business Primary Intellectual Property that was allowed to lapse in the ordinary course of business, the Sellers and the Business Subsidiaries have taken commercially reasonable action to maintain and preserve material Business Primary Intellectual Property, Company Intellectual Property and Company Technology, including without limitation entering into appropriate confidentiality/non-disclosure agreements with third parties to whom it discloses any confidential information or trade secrets which are Business Primary Intellectual Property, Company Intellectual Property or Company Technology, and making payments of all maintenance and similar fees for any material Business Primary Intellectual Property or Company Intellectual Property listed in Section 3.12(a) of the Disclosure Schedule.

(g) The consummation of the transactions contemplated by this Agreement will not materially impair or materially alter any of the Sellers’ or the Business Subsidiaries’ rights (or the Acquiror’s rights following the Closing) in any Company Intellectual Property or Company Technology.

(h) Except as would not have or be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2004, there have been no settlements, forbearances to sue, consents, judgments or orders to which the Asset Sellers or the Business Subsidiaries are a party or with respect to which such parties are bound that (A) restrict the rights of the Sellers or the Business Subsidiaries to use any GE Licensed Intellectual Property, Company Intellectual Property or Company Technology in connection with the Business or (B) permit third parties to use any GE Licensed Intellectual Property, Company Intellectual Property or Company Technology other than on behalf of GE and its Affiliates.

Section 3.13. Environmental Matters. Except as set forth in Section 3.13 of the Disclosure Schedule:

(a) there are no material ongoing investigations, cleanups or other remediation activities being conducted at any of the Owned Real Property, the Leased Real Property or any property owned or leased by GETOS Singapore (collectively, the “Real Properties”) for the purpose of treating, abating, removing, containing or otherwise addressing Hazardous Materials, and neither the Asset Sellers nor the Business Subsidiaries have received any written notice, request for information or order from a Governmental Authority or third party alleging that any such material investigation, cleanup or other remediation activity must be conducted;

(b) none of the Real Properties is subject to any Lien in favor of any Governmental Authority for (A) material liability under any Environmental Law or (B) material costs incurred by a Governmental Authority in response to a Release or threatened Release of a Hazardous Material into the environment;

(c) the Business, the Business Subsidiaries and the Real Properties are in compliance in all material respects with Environmental Laws;

(d) the Asset Sellers and the Business Subsidiaries have obtained all material Environmental Permits that are necessary to the operation of the Business as conducted on the date of this Agreement (and Section 3.13(d) of the Disclosure Schedule sets forth a list of all such material Environmental Permits except to the extent the same may be updated on or before the fifteenth (15th) Business Day after the date of this Agreement) and are in compliance in all material respects with their terms and conditions and have timely filed all required renewal applications;

(e) there are no written claims, Environmental Actions, written demands, citations, orders, or written notices of violation pending or, to the Knowledge of GE, threatened against the Asset Sellers or the Business Subsidiaries that specify, in either case, a material breach of or material liability under Environmental Law (“Environmental Action” means any written claim, action, suit or arbitration, inquiry, proceeding or investigation by or before any Governmental Authority under Environmental Law);

(f) all material environmental audits, assessments, investigations or other analysis conducted since January 1, 2003 with respect to the Real Properties have been furnished or made available to the Acquiror prior to Closing in the virtual dataroom established by GE for the purpose of the Acquiror’s due diligence investigation in connection with the transactions contemplated by this Agreement;

(g) there are no material financial assurance requirements pertaining to the Real Properties and the Business under Environmental Law save as listed in Section 3.13(g) of the Disclosure Schedule as the same may be updated on or before the fifteenth (15th) Business Day after the date of this Agreement; and

(h) there has been no Release of Hazardous Materials at, to, on, under or emanating from any Real Property on or prior to the Closing Date that would be required to be investigated or remediated (i) by a Governmental Authority or Third Party Suit under Environmental Laws or (ii) pursuant to a self-implementing requirement under Environmental Law or a self-implementing requirement contained in a relevant Environmental Permit.

Notwithstanding anything in this Agreement to the contrary, the only representations and warranties in this Agreement concerning environmental matters are set forth in this Sections 3.13 and 3.20.

Section 3.14. Material Contracts. (a) Section 3.14(a) of the Disclosure Schedule lists each of the Material Customers as well as the Material Contracts in effect on the date of this Agreement.

(b) Each Material Contract is a legal, valid and binding obligation of the applicable Asset Seller or the Business Subsidiary, as the case may be, and, to the Knowledge of GE, each other party to such Material Contract, and is enforceable against the applicable Asset Seller or the Business Subsidiary, as the case may be, and, to the Knowledge of GE, each such other party, in accordance with its terms subject, in each case, to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and none of the Asset Sellers or the Business Subsidiaries nor, to the Knowledge of GE, any other party to a Material Contract is in material default or material breach of or has failed to perform any material obligation under a Material Contract, and, to the Knowledge of GE, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both).

Section 3.15. Employment and Employee Benefits Matters. (a) Section 3.15(a) of the Disclosure Schedule sets forth a true and accurate list of (i) all employee benefit plans (within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA)) and all bonus, stock option, stock purchase, restricted stock and other equity or equity-based awards, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, severance, superannuation, profit-sharing or other benefit plans, programs, agreements or arrangements, that are maintained, contributed to, or sponsored by the Sellers or any of the Business Subsidiaries or their respective Affiliates for the benefit of any employee of a Business Subsidiary, any Business Employee, Inactive Business Employee or any dependents thereof and (ii) all individual employment, retention, termination, severance or other similar contracts or agreements pursuant to which the Sellers or any of the Business Subsidiaries or their respective Affiliates currently has any obligation with respect to any employee of a Business Subsidiary, any Business Employee, Inactive Business Employee or any dependents thereof (the plans, programs, arrangements, contracts and agreements described in clauses (i) and (ii) above are hereinafter referred to as the “Employee Plans”); provided, however, that outside the United States, such list shall only include (x) material core benefit plans in any country in which at least 50 Business Employees are employed in the Business (“Material Employer”), other than statutorily-mandated benefits and (y) agreements to which a Material Employer is a party with a Business Employee in the executive band or above. As soon as practicable following the execution of this Agreement (but in any event within 45 days of the date hereof), GE shall provide the Acquiror with a list which, to the HR Knowledge of GE, constitutes all of the remaining Employee Plans outside the United States; provided, however, that with respect to any such remaining Employee Plans that (i) provide for core benefits, (ii) are Employee Plans of a Material Employer or (iii) are employment agreements (x) for Business Employees in the executive band or above or (y)

that provide for annual compensation and benefits in excess of $100,000 or the local currency equivalent, GE shall provide a list of all such remaining Employee Plans. Each Employee Plan is in writing and, with respect to each Employee Plan, except for individual employment agreements which provide for annual compensation that is less than $100,000 or the local currency equivalent, GE has previously made available to the Acquiror or will use reasonable best efforts to make available within 45 days of the date hereof, true and complete copies of each of the following documents (provided, however, that GE has provided or made available to Acquiror all core benefit plans for Material Employers and employment agreements for Business Employees in the executive band or above): (i) a copy of the Employee Plan (or to the extent no such copy exists, an accurate written description thereof); (ii) a copy of the most recent summary plan description and summary of material modifications with respect thereto, if any; (iii) a copy of each trust or other funding arrangement, if any; (iv) the most recent annual financial report, if any; and (v) the most recent actuarial report, if any. Section 3.15(a) of the Disclosure Schedule denotes with an asterisk all U.S. Business Plans and International Business Plans, if any. Except as specifically provided in the foregoing documents made available to Acquiror and except as provided by applicable Law, there are, to the HR Knowledge of GE, no material amendments to any Employee Plan, nor has any party with the authority to do so undertaken to make any such material amendments or to adopt or approve any new Employee Plan.

(b) None of the Employee Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Asset Sellers or any of the Business Subsidiaries would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA.

(c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and each related trust that is intended to be exempt from federal income Tax pursuant to Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or exemption, as the case may be. Each Employee Plan covering employees who work primarily outside of the United States (a “Non-US Employee Plan”) that is intended to qualify for tax-preferential treatment under applicable Law so qualifies and has received, where required, approval from the applicable Governmental Authority that it is so qualified, and no fact or event has occurred since the date of such approval that would reasonably be expected to adversely affect such qualification.

(d) With respect to each Employee Plan, neither GE nor the Business Subsidiaries nor their respective Affiliates are currently liable for any material Tax arising under Section 4971, 4972, 4975, 4979, 4980 or 4980B of the Code, and no fact or event exists that would give rise to any such material Tax liability. None of the Sellers or Business Subsidiaries or their respective Affiliates has incurred any liability under or arising out of Title IV of ERISA that has not been satisfied in full (other than any liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course all of which have been timely paid), and no fact or event exists that would reasonably be expected to result in such a liability. None of the Assets or Transferred Assets is the subject of any Lien arising under Section 302(f) of ERISA or Section 412(n) of the Code and none of the Sellers or the Business Subsidiaries or their respective Affiliates has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code with respect to any Employee Plan, and no fact or event exists that would reasonably be expected to give rise to any such Lien or requirement to post any such security. To the HR Knowledge of GE, there are no circumstances that have arisen prior to the date hereof which are reasonably likely to give rise to the imposition on the Acquiror or its Affiliates of any order, notice or direction pursuant to sections 38 to 51 of the Pensions Act 2004.

(e) With respect to each Employee Plan which the Acquiror is required under applicable Law to assume or has agreed to assume or continue (an “Assumed Employee Plan”), (i) all material employer and employee payments, expenses, contributions or accruals (including premiums) required by Law or by the terms of such plan have been made when due pursuant to the terms of such plan and applicable Laws, or if applicable, accrued, in accordance with U.S. GAAP, except, with respect to Non-US Employee Plans to which a non-Material Employer is a party (“Non-Material Employer Non-US Employee Plans”), where failures with respect to such payments, expenses, contributions or accruals would not have a Material Adverse Effect; and (ii) there are no material unfunded liabilities with respect to any such plans (including for termination indemnities) that are not reflected in the Reference Balance Sheet in accordance with U.S. GAAP. To the HR Knowledge of GE, except as provided by applicable Law, no condition exists that would prevent the amendment or termination of any Assumed Employee Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase in any material respect the amount or value of, any payment or benefit to any Business Employee that is payable by Acquiror pursuant to the terms of any Employee Plan or pursuant to terms of any contractual obligation expressly assumed by Acquiror under this Agreement or by the Sellers pursuant to the Retention Agreements, or result in any material limitation on the right of the Acquiror to amend, merge, terminate or receive a reversion of assets from any Employee Plan or their related trusts, except, with respect to Non-Material Employer Non-US Employee Plans, where such acceleration, funding, increase or limitation would not have a Material Adverse Effect.

(g) Each Assumed Employee Plan is now and has been operated in all material respects in accordance with the requirements of all applicable Laws, including ERISA and the Code, except, with respect to Non-Material Employer Non-US Employee Plans, where such non-compliance would not have a Material Adverse Effect.

(h) There are no material controversies, audits or investigations pending or, to the HR Knowledge of GE, threatened in connection with any Employee Plan.

(i) Section 3.15(i) of the Disclosure Schedule sets forth a list of each collective bargaining agreement, trade union or other labor union contract applicable to Business Employees and Inactive Business Employees in connection with their employment in the Business excluding, for this purpose, any non-US industry-wide multiemployer bargaining agreement entered into with a trade association in respect of Business Employees. No union, employee association, works council or similar organization represents any Business Employees, no such organization has made a written demand against Seller or any of the Business Subsidiaries or their respective Affiliates for recognition with respect to representation of any employee of a Business Subsidiary, any Business Employee or any Inactive Business Employee or a group of such employees and no such organization is attempting to organize such employees.

(j) No Seller, Business Subsidiary or any of their respective Affiliates presently maintains, contributes to or has any liability under any funded or unfunded medical, health, or life insurance plan or arrangement for retirees who worked in the Business, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or state COBRA-type laws, except for statutorily-mandated plans or arrangements and except for such contributions or liabilities that would not have a Material Adverse Effect. To the HR Knowledge of GE, the Seller, Business Subsidiaries and their respective Affiliates have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage for any Business Employees or Inactive Business Employees or their respective dependents.

(k) Seller has previously provided Acquiror with a true and complete listing, as of September 1, 2006, of each Business Employee (with his or her name redacted) who is in an executive band position or above (“Key Employees”), his or her current rate of annual base salary or current wages, 2006 bonus target, job title, employment status, work location and credited service date, fiscal year 2005 bonus, fiscal year 2004 bonus and date of hire provided each such Key Employee has consented to such disclosure of his or her personal information where such consent is required by local Law. Absent such consent, the information contained in
Section 3.15 (k) of the Disclosure Schedule shall be edited to ensure compliance with local Law. None of such Key Employees has given notice of termination of employment. GE shall also provide the Acquiror with information concerning Business Employees other than Key Employees that is comparable to the information described above in this Section 3.15(k) in respect of Key Employees to the extent (i) such information is applicable, is requested by the Acquiror and is not otherwise reasonably available to it and (ii) such information is provided in accordance with the consent and local Law requirements specified hereinabove.

(l) Sellers have taken prior to the date hereof all actions required by Law to be taken prior to the date hereof and all actions otherwise necessary to enable the parties to carry out the transactions contemplated by this Agreement with respect to trade unions, work councils, employee representatives and employees in connection with the transactions contemplated by this Agreement, and, where such actions are required to be taken after the date hereof, whether by Law or otherwise, will take such actions as soon as reasonably practicable following the date hereof (and in any event prior to the Closing Date or as otherwise required under this Agreement or any exhibit hereto).

(m) There is no labor strike, dispute, lock-out or stoppage pending or, to the HR Knowledge of GE, threatened, against or affecting the Business, and the Business has not experienced any such strike, dispute, lock-out or stoppage within the past two (2) years. To the HR Knowledge of GE, neither the Business nor the Business Subsidiaries have breached or otherwise failed to comply with the provisions of any collective bargaining agreement or contract with a union or employee representative and there are no written grievances outstanding against the Business or the Conveyed Companies under any such agreement or contract, except where such breach, failure or grievances would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.16. Real Property. (a) Section 3.16(a) of the Disclosure Schedule sets forth a complete and accurate, in all material respects, list and summary description of all of the Owned Real Property. The Asset Sellers and the Business Subsidiaries, as applicable, have (i) good and marketable fee simple title to all Owned Real Property, and (ii) good and valid leasehold or subleasehold (as applicable) title to all Leased Real Property, in each of cases (i) and (ii), free and clear of all Liens, except for Permitted Liens and:

(i) Liens that secure Indebtedness that is reflected on the Reference Balance Sheet, provided that such Liens are set forth on Section 3.16(a)(i) of the Disclosure Schedule (which shall be discharged in full at or prior to the Closing);

(ii) customary zoning, building and other generally applicable land use restrictions that would not be violated by the present or contemplated use of such real property after the Closing; and

(iii) Liens that have been placed by a third party on the fee title of real property constituting Leased Real Property or real property over which any of the Asset Sellers or Business Subsidiaries has easement rights, and subordination or similar agreements relating thereto.

None of the foregoing impairs, and would not reasonably be expected to impair, in any material respect, the value, marketability or continued use of such parcel of real property in the Business.

(b) Section 3.16(b) of the Disclosure Schedule sets forth, in all material respects, a complete and accurate list and summary description (including expiration dates and rent amounts) of all of the Leased Real Property. (i) Except as has not had and would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all leases and subleases for the Leased Real Property under which any of the Asset Sellers or Business Subsidiaries is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) no written notices of material default under any such material lease or sublease have been sent or received by any Asset Sellers or Business Subsidiaries and, to the Knowledge of GE, there does not exist any event, condition or omission that would constitute such a material default (whether by lapse of time or notice or both).

(c) None of the Asset Sellers or Business Subsidiaries has received any written notice from any Governmental Authority asserting any violation or alleged violation of applicable Laws with respect to any Real Properties that remains uncured as of the date of this

Agreement and that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.17. Affiliate and Inter-Company Arrangements. Except for any arrangements, understandings or Contracts that are neither material in amount nor necessary for the Acquiror to conduct the Business in all material respects as it is conducted as of the date of this Agreement and as the same is expected to be conducted on the Closing Date, and other than any arrangements, understandings or Contracts to provide the services set forth in the Transition Services Agreement, Section 3.17 of the Disclosure Schedule lists all arrangements, understandings and Contracts between or among GE or any Affiliate of GE, on behalf of the Business, or the Business itself, on the one hand, and (x) GE or any Affiliate of GE or (y) any officer, director or employee of GE in an executive band position or above (other than employee compensation in the ordinary course of business consistent with past practices), on the other hand.

Section 3.18. Relationships with Customers and Suppliers. Except as set forth in Section 3.18 of the Disclosure Schedule, since December 31, 2005, no Material Customer or Material Supplier has either terminated its relationship with the Business or materially reduced the aggregate value of its annual transactions with the Business, nor has any Material Customer or Material Supplier given formal written notice to either GE or any of the Asset Sellers, Equity Sellers or Business Subsidiaries of its intention to do so.

Section 3.19. Product Liability. Except as set forth in Section 3.19 of the Disclosure Schedule, none of GE, the Assets Sellers or the Equity Sellers nor any of the Business Subsidiaries has received any written notice within the past two years relating to, nor does GE have any Knowledge of any facts or circumstances that are reasonably expected to give rise to, any actual or potential claim involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed or sold by or on behalf of the Business relating to an alleged defect in design, manufacture, materials or workmanship, performance, or any alleged failure to warn, or any alleged breach of implied warranties or representations, other than notices or claims that have been settled or resolved prior to the date of this Agreement, that are within normal warranty experience, or those that would not, individually or in the aggregate, have and would not reasonably be expected to have a Material Adverse Effect.

Section 3.20. Insurance. Section 3.20 of the Disclosure Schedule contains a list of all Pre-Closing Insurance written in the last ten years, including policy type (e.g., whether such policy is occurrence-based), policy numbers, applicable deductible levels, policy periods, available limits of coverage, and information regarding any settlement or commutation of same. Subject to any settlements and commutations, all such insurance policies are in full force and effect, are valid and enforceable, and all premiums due thereunder have been paid. In the last two years, no Equity Seller or Asset Seller (in each case, with respect to the Business) or any Business Subsidiary has received written notice of cancellation or termination other than in connection with normal renewals, of any such insurance policies, and, except as set forth on Section 3.20 of the Disclosure Schedule, no claim has been reported to the insurance provider that is pending as of the date of this Agreement under any Pre-Closing Insurance, which claim involves an amount in excess of $250,000.

Section 3.21. Toshiba Purchase Agreement; Bayer Purchase Agreement. Complete and correct copies of the Toshiba Purchase Agreement and the Bayer Purchase Agreement have been provided to the Acquiror, such agreements are binding on each party thereto and in full force and effect, and have not been amended, modified or waived (i) in any material respect that would be adverse to the Acquiror or (ii) with respect to the Bayer Purchase Agreement, in any manner that would be materially adverse to the operation of the venture following the Closing, without (in the case of clause (i) or (ii)) the Acquiror’s prior written consent, which shall not be unreasonably withheld.

Section 3.22. Brokers. Except for fees and expenses of JP Morgan Securities Inc. and UBS Securities LLC (collectively, the “GE Bankers”), in connection with their rendering of investment banking advice to GE and its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from GE or any of its Affiliates in connection with the sale of the Business based upon arrangements made by or on behalf of GE or any of its Affiliates. GE is solely responsible for the investment advisory fees and expenses of both GE Bankers.

Section 3.23. No Indebtedness as of Closing. Except as set forth on Section 3.23 of the Disclosure Schedule, immediately prior to and as of the Closing, none of the Business Subsidiaries shall have any outstanding Indebtedness or be responsible for or a guarantor of any Indebtedness of any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

The Acquiror hereby represents and warrants to GE that, except as set forth in the relevant section of the Acquiror Disclosure Schedule:

Section 4.01. Incorporation and Authority of the Acquiror. The Acquiror is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power to enter into the Transaction Agreements and to consummate the transactions contemplated by, and to carry out its obligations under, the Transaction Agreements. The execution and delivery of the Transaction Agreements by the Acquiror, the consummation by the Acquiror of the transactions contemplated by, and the performance by the Acquiror of its obligations under, the Transaction Agreements have been (or will be prior to the Closing) duly authorized by all requisite corporate action on the part of the Acquiror. This Agreement and the Tax Matters Agreement have been, and upon execution and delivery the other Ancillary Agreements will be, duly executed and delivered by the Acquiror, and (assuming due authorization, execution and delivery by the Sellers and the Business Subsidiaries, as applicable) this Agreement and the Tax Matters Agreement constitute, and upon execution and delivery the other Ancillary Agreements will constitute, legal, valid and binding obligations of the Acquiror enforceable against the Acquiror in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.02. Qualification of the Acquiror. The Acquiror has the corporate or other appropriate power and authority to operate its business as now conducted. The Acquiror is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not materially impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements.

Section 4.03. No Conflict. Provided that all consents, approvals, authorizations and other actions described in this Section 4.03 have been obtained or taken, except as otherwise provided in this Article IV and except as may result from any facts or circumstances relating to the Sellers or the Business Subsidiaries, the execution, delivery and performance by the Acquiror of, and the consummation by the Acquiror of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the Certificate of Incorporation or Bylaws or similar organizational documents of the Acquiror, (b) conflict with or violate any Law or Governmental Order applicable to the Acquiror or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of the Acquiror pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which the Acquiror or any of its Subsidiaries is a party or by which any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens as would not materially impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements.

Section 4.04. Consents and Approvals. The execution and delivery by the Acquiror of the Transaction Agreements do not, and the performance by the Acquiror of, and the consummation by the Acquiror of the transactions contemplated by, the Transaction Agreements will not, require any material consent, approval, authorization or other action by, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act and applicable filings or approvals under non-U.S. antitrust and competition Laws, or (b) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or delay the Acquiror from consummating the transactions contemplated by, or performing any of its material obligations under, the Transaction Agreements.

Section 4.05. Absence of Restraints; Compliance with Laws. (a) Other than those matters referred to in Section 4.04 and those matters that may relate to the Sellers and/or the Business Subsidiaries, to the best knowledge of the Acquiror, there exist no facts or circumstances that would reasonably be expected to materially impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

(b) The Acquiror is not in violation of any Laws or Governmental Orders applicable to it or by which any of its material assets is bound or affected, except for violations the existence of which would not reasonably be expected to materially impair or delay the ability of the Acquiror to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

Section 4.06. Securities Matters. The Shares are being acquired by the Acquiror for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. The Acquiror has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and the Acquiror is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. The Acquiror acknowledges that the Shares have not been registered under the Securities Act, or any state securities Laws, and understands and agrees that it may not sell or dispose of any of the Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any applicable state securities Laws.

Section 4.07. Financial Ability. (a) The Acquiror has received an executed commitment letter dated September 14, 2006 (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide the full amount of the debt financing required to consummate the transactions contemplated by the Transaction Agreements on the terms contemplated thereby and to pay related fees and expenses. The debt financing required to consummate the transactions contemplated by the Transaction Agreements and to pay related fees and expenses is collectively referred to in this Agreement as the “Debt Financing”.

(b) The Acquiror has received an executed commitment letter, dated September 14, 2006 (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from certain persons (collectively, the “Equity Investors”) relating to the commitment of the Equity Investors that, taken together with the Debt Commitment Letter and the Acquiror Shares Purchase Price to be received from GE, are sufficient to provide the full amount of the cash equity required to deliver the full amount of the cash portion of the Purchase Price at Closing and to pay related fees and expenses. The cash equity required to consummate the transactions contemplated by the Transaction Agreements and to pay related fees and expenses is collectively referred to in this Agreement as the “Cash Equity” (the Cash Equity, together with the Debt Financing, is collectively referred to as the “Financing”). Complete and correct copies of the executed Commitment Letters are attached as Section 4.07 of the Acquiror Disclosure Schedule.

(c) Except as set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing.

(d) Subject to its terms and conditions, the Financing, if funded in accordance with the Commitment Letters, would provide the Acquiror with acquisition financing on the

Closing Date sufficient to consummate the transactions contemplated by the Transaction Agreements on the terms contemplated thereby and to pay related fees and expenses.

(e) As of the date of this Agreement, to the best knowledge of the Acquiror, the Commitment Letters are valid, binding and in full force and effect and no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the Acquiror under the terms and conditions of the Commitment Letters, other than any such default, breach or failure that has been waived by the Lenders or the applicable Equity Investor, as the case may be, or otherwise cured in a timely manner by the Acquiror to the satisfaction of the Lenders or such Equity Investor, as the case may be. As of the date of this Agreement, the Acquiror has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement.

Section 4.08. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from GE or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Acquiror.

Section 4.09. Solvency. Assuming the truth and accuracy of the representations and warranties set forth in Article III, as well as, for the purposes of this Section 4.09 only, the financial statements and projections provided to the Acquiror prior to the date hereof (which the Acquiror acknowledges are not “made in this Agreement” for purposes of Section 5.16 and, for the avoidance of doubt, shall not be relied upon by the Acquiror other than for purposes of this Section 4.09), immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the debt and equity financings being entered into in connection therewith), in the good faith judgment of the Acquiror:

(a) the fair saleable value (determined on a going concern basis) of the assets of the Acquiror and the Business will be greater than the total amount of their liabilities;

(b) the Acquiror and the Business will be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c) the Acquiror and the Business will have adequate capital to carry on their businesses.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01. Conduct of Business Prior to the Closing. Except as required by applicable Law or as otherwise contemplated by or necessary to effectuate the Transaction Agreements and except for matters identified in Section 5.01 of the Disclosure Schedule, from the date of this Agreement through the Closing, unless the Acquiror otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed), GE will, and will (x) cause the other Asset Sellers and the Wholly Owned Business Subsidiaries to, (y) use reasonable best efforts to cause the ASM JV to and (z) use commercially reasonable best efforts to cause the other Joint Ventures and other Business Subsidiaries to (in each of case (y) and (z), including, without limitation, exercising all rights that GE (or its Affiliate) has in respect of the governance and management of the ASM JV or such other Joint Ventures and Business Subsidiary): (a) conduct the Business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to preserve intact their business organizations Related to the Business, preserve its current business relationships with the customers, suppliers and others with whom the Business has business relationships, (c) use reasonable best efforts to keep available the services of executive officers and key employees of the Business, which shall include, without limitation, a prohibition on internally transferring within GE and its subsidiaries such executive officers and key employees outside of the Business (other than with respect to such executive officers and key employees who have accepted such an internal transfer as of August 4, 2006 as set forth in Section 5.01 of the Disclosure Schedule and (d) (1) with respect solely to the Business (other than the Joint Ventures) or the Wholly Owned Business Subsidiaries, not do, (2) with respect to the ASM JV, use reasonable best efforts not to do and (3) with respect to the other Joint Ventures and other Business Subsidiaries, use commercially reasonable best efforts not to do (in the case of clauses (2) and (3), including, without limitation, exercising all rights that GE (or its Affiliate) has in respect of the governance and management of the ASM JV or such other Joint Ventures or Business Subsidiary), any of the following:

(i) except to evidence Liens referred to in Sections 3.03 and 3.11(b), grant or suffer to exist any Lien (other than granting or suffering to exist a Permitted Lien) on any material Assets or material Transferred Assets (whether tangible or intangible);

(ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division or acquire any material assets;

(iii) incur any Indebtedness, issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances except for individual amounts (but not any Intercompany Debt) equal to or less than $5 million or in the aggregate equal to or less than $10 million;

(iv) issue or sell any additional shares of, or other equity interests in, the Business Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares, such other equity interests or such securities;

(v) sell, transfer, lease, sublease or otherwise dispose of any Assets or Transferred Assets having a value in excess of $10 million, individually or in the aggregate, other than Inventory and obsolete equipment in the ordinary course of business consistent with past practice;

(vi) undertake or commit to undertake any material capital expenditures except as contemplated by the business plan set forth as Section 5.01(vi) of the Disclosure Schedule (the “Cap Ex Budget”);

(vii) fail to undertake (including as determined on an accrual basis) at least 90% of the capital expenditures contemplated by the Cap Ex Budget to be undertaken between June 30, 2006 and the Closing Date;

(viii) in any respect (A) grant or announce any increase in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any Business Employee or Inactive Business Employee, including any increase or change pursuant to any Employee Plan, (B) establish, adopt, amend or become a party to any new employee benefit or compensation plan, program, commitment, agreement or arrangement or amend any existing Employee Plan (including, without limitation, any employment agreement) in a manner that affects compensation or benefits payable to any Business Employee or Inactive Business Employee, (C) increase or promise to increase any benefits for any Business Employee or Inactive Business Employee under any Employee Plan, (D) accelerate any vesting of compensation or benefits or pay any compensation or benefits not otherwise due to Business Employees, (E) grant any rights to severance or termination pay to, or enter into any employment, consulting or severance agreement with, any Business Employee or (F) with respect to Business Plans, modify the actuarial assumptions used for determining benefits thereunder or fund any trusts related thereto, except in each case, (1) as required by Law, any collective bargaining or other trade union agreement or any Employee Plan, or (2) in the ordinary course of business consistent with the past practice;

(ix) make any change in any method of accounting or accounting practice or policy used by the Business in the preparation of its financial statements, other than such changes as are required by U.S. GAAP or applicable Law;

(x) other than in the ordinary course consistent with past practice, make any changes to the working capital policies applicable to the Business or manage working capital;

(xi) enter into any settlement or release with respect to any material Action relating to the Business, unless such settlement or release contemplates only the payment of money without admission of wrongdoing or misconduct and results in an absolute release of such Claim;

(xii) enter into any transactions, Contracts and understandings with Affiliates that would be binding on the Business Subsidiaries or the Transferred Assets after the Closing;

(xiii) other than in the ordinary course of business consistent with past practice, (1) enter into any intercompany loan or intercompany debt arrangements (“Intercompany Debt”) or (2) increase or decrease the balances thereof;

(xiv) (I) other than in the ordinary course of business consistent with past practice (which shall not include any material modifications with respect to the monetary terms or the duration of any lease in respect of Transferred Leased Property), terminate, modify or amend, release, enter into, extend, waive any material right under, or discharge any other party thereunder of any of their obligation under any lease in respect of Transferred Leased Property; (II) other than in the ordinary course of business consistent with past practice, terminate, modify or amend, release, enter into, extend, waive any material right under, assign or otherwise change any rights under, or discharge any other party thereunder of any of their obligations under, any other Material Contract; or (III) enter into any contract, agreement or understanding that restrains, restricts or limits the ability of the Business to compete with or conduct any business or line of business in any geographic area, other than exclusive distribution, agency or supply arrangements; or

(xv) authorize or enter into any transaction, agreement or commitment with respect to any of the foregoing.

Nothing in this Section 5.01 shall be deemed to limit the transfer of Excluded Assets from the Business Subsidiaries prior to the Closing, provided that in no event shall the Acquiror be responsible or liable for any Losses associated therewith.

Section 5.02. Access to Information. (a) From the date of this Agreement until the Closing Date, upon reasonable prior notice, and except as determined in good faith to be necessary to ensure compliance with any applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations, GE shall, shall cause each of the other Sellers and the Wholly Owned Business Subsidiaries to, and shall use reasonable best efforts to cause the Joint Ventures and the other Business Subsidiaries and each of their respective Representatives to, (i) afford the Representatives of the Acquiror reasonable access, during normal business hours, to the properties, books and records of the Business and (ii) furnish to the Representatives of the Acquiror such additional financial and operating data and other information regarding the Business as the Acquiror may from time to time reasonably request for purposes of confirming the accuracy of the representations and warranties made or compliance with covenants set forth in this Agreement or of preparing to operate the Business following the Closing; provided, however, that such investigation shall not unreasonably interfere with any of the businesses, personnel or operations of GE, the Sellers, the Business Subsidiaries or any of their Affiliates; and provided, further, that the auditors and accountants of GE, the other Sellers, the Business Subsidiaries or any of their Affiliates shall not be obliged to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by GE or the Acquiror, GE and the Acquiror shall enter into a customary joint defense agreement with the other Sellers and the Business Subsidiaries with respect to any information to be provided to the Acquiror pursuant to this Section 5.02(a). Without limiting the foregoing, the Acquiror shall not conduct, without the prior written consent of GE, (i) any environmental investigation at any property affiliated with GE (such consent not to be unreasonably withheld or delayed to the extent such investigation does not involve sampling or other intrusive investigations) and (ii) any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any property associated or affiliated in any way with the Transferred Assets or the Businesses.

(b) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with any reasonable business purpose, including the preparation of Tax Returns or financial statements, U.S. Securities and Exchange Commission reporting obligations, or the determination of any matter relating to the rights or obligations of the Sellers or any of their Affiliates under any of the Transaction Agreements, upon reasonable prior notice, and except as determined in good faith to be necessary to (A) ensure compliance with any applicable Law, (B) preserve any applicable privilege (including the attorney-client privilege), or (C) comply with any contractual confidentiality obligations, the Acquiror shall, and shall cause each of the Business Subsidiaries, its Affiliates, and its Representatives to, (i) afford the Representatives of GE and its Affiliates reasonable access, during normal business hours, to the properties, books and records of the Acquiror and its Affiliates in respect of the Business Subsidiaries, the Business and the Transferred Assets, (ii) at GE’s sole cost and expense, furnish to the Representatives of GE and its Affiliates such additional financial and other information regarding the Business Subsidiaries and their controlled Affiliates, the Business and the Transferred Assets as GE or its Representatives may from time to time reasonably request (provided that such additional financial and other information is readily available to the Acquiror and/or its Affiliates, as applicable) and (iii) make reasonably available to the Representatives of GE and its Affiliates those employees of the Acquiror and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist GE in connection with its inquiries for any of the purposes referred to above, including the presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of the Acquiror or any of its Affiliates; and provided, further, that the auditors and accountants of the Acquiror or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by the Acquiror, GE or one of its Affiliates shall enter into a customary joint defense and confidentiality agreement with the Acquiror and its Affiliates with respect to any information to be provided to GE pursuant to this Section 5.02(b).

(c) Except to the extent Related to the Business, GE shall not be required, prior to the Closing, to disclose, or cause or seek to cause the disclosure of, to the Acquiror or its Affiliates or Representatives (or provide access to any properties, books or records of GE or any of its Affiliates that would reasonably be expected to result in the disclosure to such persons or others of) any confidential information relating to trade secrets, proprietary know-how, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, nor shall GE be required to permit or cause or seek to cause others to permit the Acquiror or its Affiliates or Representatives to have access to or to copy or remove from the properties of GE or any of its Affiliates any documents, drawings or other materials that might reveal any such confidential information.

Section 5.03. Preservation of Books and Records. The Sellers and their Affiliates shall have the right to retain copies of all books and records of the Business relating to periods ending on or prior to the Closing Date provided that such books and records are kept confidential in accordance with its normal confidentiality procedures. The Acquiror agrees that it shall preserve and keep, or cause to be preserved and kept, all original books and records in respect of the Business in the possession of the Acquiror or its Affiliates for the longer of (i) any applicable statute of limitations and (ii) a period of six years from the Closing Date. During such six-year or longer period, Representatives of the Sellers and their Affiliates shall, upon reasonable notice and for any reasonable business purpose, have access during normal business hours to examine, inspect and copy such books and records. During such six-year or longer period, the Acquiror shall provide, or cause to be provided to, the Sellers or their Affiliates, access to such original books and records of the Business as the Sellers or their Affiliates shall reasonably request in connection with any Action to which the Sellers or any of their Affiliates are parties or in connection with the requirements of any Law applicable to the Sellers or any of their Affiliates. After such six-year or longer period, before the Acquiror or GE, as the case may be, or any Affiliate thereof, shall dispose of any of such books and records, such party shall give at least 90 days’ prior written notice of such intention to dispose to the other party, and the other party or any of its Affiliates shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books and records as it may elect. If so requested by GE or the Acquiror, GE and the Acquiror and its Affiliate shall enter into a customary joint defense and confidentiality agreement with respect to any information to be provided pursuant to this Section 5.03.

Section 5.04. Confidentiality. The terms of the letter agreement dated April 25, 2006 (the “Confidentiality Agreement”) between the Acquiror and GE are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate; provided, however, that the Acquiror’s confidentiality obligations shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Business. If, for any reason, the sale of the Shares and the Transferred Assets is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. From and after the Closing Date, GE shall keep all competitively sensitive proprietary or confidential information that pertains to the Business confidential in accordance with normal confidentiality procedures, including any information made available to GE, any Sellers or their respective Affiliates following the Closing.

Section 5.05. Regulatory and Other Authorizations; Consents. (a) The Acquiror shall use its reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be, or become, necessary for its execution and delivery of, performance of its obligations pursuant to, and consummation of the transactions contemplated by, the Transaction Agreements, (ii) take all such actions as may be requested by any such regulatory body or official to obtain such authorizations, consents, orders and approvals and (iii) avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. GE will cooperate with the reasonable requests of the Acquiror in seeking promptly to obtain all such authorizations, consents, orders and approvals.

Neither GE nor the Acquiror shall take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any required approvals.

(b) GE and the Acquiror each agree to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable, and in any event, within ten Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each party agrees to make promptly any filing that may be required with respect to the transactions contemplated by this Agreement under any other antitrust or competition Law or by any other antitrust or competition authority. Each party shall have responsibility for its respective filing fees associated with the HSR Act filings and any other similar filings required in any other jurisdictions.

(c) Each party to this Agreement shall promptly notify the other party of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other party to review in advance any communication proposed to be made by such party to any Governmental Authority and shall provide the other party with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, subject to Section 5.02(c). No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to Section 5.02(c), the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act. Nothing in this Section 5.05(c) shall be applicable to Tax matters.

(d) Each party to this Agreement agrees to cooperate and use commercially reasonable efforts to obtain any other consents and approvals that may be required in connection with the transactions contemplated by the Transaction Agreements (including, for the avoidance of doubt, any consents or approvals necessary to obtain the assignment of any indemnification obligations that may be owed by third parties to GE or its predecessors in respect of the Assets, Shares or the Business); provided, however, that GE shall not be required to compensate any third party in any material amount, commence or participate in litigation or offer or grant any material accommodation (financial or otherwise) to any third party to obtain any such consent or approval.

Section 5.06. Insurance. (a) From and after the Closing Date, the Business Subsidiaries shall cease to be insured by GE’s and/or its Affiliates’ (other than the Business Subsidiaries’) insurance policies or by any of their self-insured programs. With respect to events or circumstances relating to the Transferred Assets, Assumed Liabilities, Transferred Employees or the Business Subsidiaries that occurred or existed prior to the Closing Date that are covered by GE’s, its Affiliates’ or the Business Subsidiaries’ occurrence-based liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs that are in effect prior to the Closing Date (the “Pre-Closing Insurance”), the Acquiror may make claims under such policies and programs to the extent such policies and programs are available and GE shall take such actions as may reasonably be requested by the Acquiror in connection with the tendering of such claims to the applicable insurers under such Pre-Closing Insurance and to provide the Acquiror with the net proceeds it realizes with respect to such claims; provided, however that (i) the Acquiror shall be liable for all uninsured or uncovered amounts for such claims, (ii) the Acquiror shall notify GE of all such coverage claims made and (iii) the Acquiror agrees to reimburse GE for any retrospective premium increases under GE’s workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or county programs that are in effect prior to the Closing Date, as such amounts are determined in accordance with those policies and programs, resulting from claims up to an aggregate amount of $2,000,000 made by the Acquiror (it being understood that the Acquiror may make claims in excess of $2,000,000). For the avoidance of doubt, GE shall retain all rights to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities of the Acquiror; provided that GE shall not take any action or omit to take any action for the purpose of limiting the Acquiror’s ability to make all claims and recover proceeds in respect hereof, it being understood that actions undertaken by GE for other purposes may have such effect). GE agrees to cooperate with the Acquiror in the administration and handling of insurance claims under this Section 5.06(a).

(b) With respect to any open claims against GE’s insurance policies relating to the Transferred Assets, Assumed Liabilities, Transferred Employees or the Business Subsidiaries prior to the Closing Date, the expected proceeds of which are reflected as an asset on the Final Modified Working Capital Statement, GE shall use its reasonable best efforts to pursue such claims and obtain such expected proceeds; provided that the Acquiror complies with the requirements specified in Section 5.06(a).

(c) GE shall obtain or maintain, for the benefit of such of the Transferred Employees who were directors or officers of any Business Subsidiary, directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Closing Date for six years from the Closing Date, covering each such director or officer on terms no less favorable than the terms of such policies as GE may obtain or maintain for its directors and officers or as are reasonably available to GE for such directors’ and officers’ liability insurance policies at the time of placement.

Section 5.07. Letters of Credit; Other Obligations. (a) At or prior to the Closing, the Acquiror shall use commercially reasonable efforts (i) to arrange for substitute letters of credit, the Acquiror guarantees and other obligations to replace (A) the letters of credit, guarantees and other contractual obligations entered into by or on behalf of GE or any of its Affiliates (other than solely by the Business Subsidiaries) in connection with the Business (together, the “GE LCs”) outstanding as of the date of this Agreement and set forth on Section 5.07 of the Disclosure Schedule and (B) any GE LCs entered into in the ordinary course of business consistent with past practice on or after the date of this Agreement and prior to the Closing or (ii) (A) to arrange for the Acquiror to assume all obligations under each GE LC, and

(B) to obtain from the creditor or other counterparty a full release of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the GE LCs. GE shall use commercially reasonable efforts to assist the Acquiror in fulfilling this obligation and, if the Acquiror determines to replace the letters of credit, guarantees and obligations entered into solely by the Business Subsidiaries and at the Acquiror’s expense, to assist in replacing such letters of credit, guarantees and obligations. The Acquiror further agrees that, to the extent the beneficiary or counterparty under any GE LC does not accept any such substitute letter of credit, the Acquiror guarantee or other obligation proffered by the Acquiror, the Acquiror shall indemnify, defend and hold harmless GE against, and reimburse GE for, any and all amounts paid, including costs or expenses in connection with such GE LCs, including GE’s expenses in maintaining such GE LCs, whether or not any such GE LC is drawn upon or required to be performed, and shall in any event promptly reimburse GE to the extent any GE LC is called upon and GE or its Affiliates make any payment or are obligated to reimburse the party issuing the GE LC. At the request of GE, the Acquiror shall provide GE with letters of credit in an amount equal to GE’s and its Affiliates’ entire potential liability pursuant to the immediately preceding sentence.

(b) At or prior to the Closing, GE shall remove the Business Subsidiaries from any letters of credit, guarantees and other contractual obligations entered into not in respect of the Business (“Non-Business LCs”) and assume all obligations under each such Non-Business LC, obtaining from the creditor or other counterparty a full release in respect of such Business Subsidiaries, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under such Non-Business LC. From and after the date hereof through the Closing Date, GE shall cause the Business Subsidiaries not to enter into any such Non-Business LCs. GE further agrees that, to the extent the beneficiary or counterparty under any Non-Business LC does not accept any such substitute letter of credit, GE guarantee or other obligation proffered by GE, GE shall indemnify, defend and hold harmless the Acquiror and its Affiliates against, and reimburse the Acquiror and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Non-Business LC, including the Acquiror and its Affiliates’ expenses in maintaining such Non-Business LC, whether or not any such Non-Business LC is drawn upon or required to be performed, and shall in any event promptly reimburse the Acquiror and its Affiliates to the extent any Non-Business LC is called upon and the Acquiror or its Affiliates make any payment or is obligated to reimburse the party issuing the Non-Business LC. At the request of the Acquiror, GE shall provide the Acquiror with letters of credit in an amount equal to the Acquiror’s and its Affiliates’ entire potential liability pursuant to the immediately preceding sentence.

Section 5.08. Intercompany Obligations. Other than the Transition Services Agreement, the Freight & Logistics Contracts and the Commercial Agreements, GE shall take such action and make, or cause to be made, such payments as may be necessary so that, as of the Closing Date, there shall be no intercompany obligations (other than trade payables and receivables arising in the ordinary course of business) between the Business Subsidiaries, on the one hand, and GE and its Affiliates (other than the Business Subsidiaries), on the other hand; provided, however, that GE shall not, without the prior written consent of the Acquiror, enter into any intracompany loan or intracompany debt arrangement or increase or decrease the balances thereof outside of the ordinary course of business consistent with past practice.

Section 5.09. Termination of Rights to the GE Name and GE Marks. (a) The Acquiror acknowledges and agrees that, except as otherwise provided in this Section 5.09 or as permitted by a duly authorized representative of GE in writing, following the Closing Date, the Acquiror and its Affiliates (which, for the purposes of this Section 5.09, shall include the Business Subsidiaries) shall cease and discontinue all uses of the GE Name and GE Marks. The Acquiror, for itself and its Affiliates, agrees that the rights of the Business Subsidiaries and their respective Affiliates to the GE Name and GE Marks pursuant to the terms of any trademark agreements between GE and its Affiliates on the one hand and the Business Subsidiaries and their respective Affiliates on the other shall terminate on the Closing Date. The Acquiror and its Affiliates shall not affix any of the GE Name and GE Marks to any products not bearing such marks on the Closing Date.

(b) Promptly after the Closing Date, but in any event no later than 90 days after the Closing Date in the case of any GE Name Materials that are displayed or available in electronic format and 9 months after the Closing Date in the case of all other GE Name Materials, the Acquiror and its Affiliates shall relabel, destroy or exhaust all GE Name Materials; provided, that the Acquiror and its Affiliates shall (i) within 90 days following the Closing Date cease all use of any of the GE Name and GE Marks on or in connection with all stationery, business cards, purchase orders, agreements of sale, warranties, indemnifications, invoices and other similar correspondence and other documents of a contractual nature, (ii) complete the removal of any of the GE Name and GE Marks from all product and technical information promotional brochures no later than 180 days after the Closing Date, and (iii) with respect to products bearing any of the GE Name and GE Marks and held in Inventory of the Acquiror or any of its Affiliates as of the Closing Date, use their commercially reasonable efforts to sell such products promptly, and if any such products are not sold within 12 months after the Closing Date or are proposed to be sold at below market cost at any time after the Closing Date, the Acquiror and its Affiliates shall relabel and/or repackage such products or remove such GE Name and GE Marks from such products prior to their being sold. The Acquiror, for itself and its Affiliates, agrees that use of the GE Name and GE Marks as provided in this Section 5.09 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Sellers and the Business Subsidiaries used the GE Name and GE Marks prior to the Closing. The Acquiror, for itself and its Affiliates, agrees that after the Closing Date the Acquiror and its Affiliates (i) will not expressly, or by implication, do business as or represent themselves as GE or its Affiliates, and (ii) with respect to products sold or disposed of by them after the Closing Date, will represent in writing to the transferees of such products that such products are those of the Acquiror and its Affiliates and not those of GE and its Affiliates and (iii) will cooperate with GE or any of its Affiliates in terminating any Contracts pursuant to which any Seller or any of the Business Subsidiaries licenses any of the GE Name and GE Marks to customers. The Acquiror shall take all necessary action (except with respect to Joint Ventures, shall use reasonable best efforts) to ensure that other users of any of the GE Name and GE Marks, whose rights terminate upon the Closing pursuant to this Section 5.09, shall cease use of the GE Name and GE Marks, except as expressly authorized thereafter by GE.

(c) As promptly as reasonably practicable after the Closing Date, the Acquiror and its Affiliates shall make all filings with any office, agency or body and take all other actions necessary to effect the elimination of any use of the GE Name and GE Marks, from the Transferred Assets, the Business, the businesses of the Business Subsidiaries and their respective

Affiliates, and corporate names, registered names or registered fictitious names of the Business Subsidiaries and their Affiliates.

(d) The Acquiror, for itself and its Affiliates, acknowledges and agrees that, except to the extent expressly provided in this Section 5.09, neither the Acquiror nor any of its Affiliates shall have any rights in any of the GE Name and GE Marks and neither the Acquiror nor any of its Affiliates shall contest the ownership or validity of any rights of GE or any of its Affiliates in or to any of the GE Name and GE Marks.

(e) Notwithstanding the provisions of subsections (a) through (d) above, at Closing the parties shall enter into a trademark license agreement (the “Trademark License Agreement”) containing the terms set forth in Exhibit H to this Agreement with respect to the sale of the products set forth on such Exhibit.

(f) Except as set forth herein and except with respect to the trademarks licensed to the Acquiror under the Trademark License Agreement, the Acquiror, for itself and its Affiliates, agrees not to emphasize or highlight the letters “GE” or use the letters “GE” as a separate distinct element in any instances of use of the Company Intellectual Property other than in substantially the same manner in which they appear or are used prior to the Closing.

(g) The Acquiror shall comply in all material respects with the limitations on the use of the Toshiba name and mark set forth in Section 4.7 of the Toshiba Purchase Agreement and the limitations on the use of Bayer name and mark set forth in Section 5.12 of the Bayer Purchase Agreement.

Section 5.10. Intellectual Property License. With respect to the licensing of GE Intellectual Property and use by GE of Company Intellectual Property, at Closing the parties shall enter into an intellectual property license agreement in the form set forth in Exhibit I to this Agreement (the “Intellectual Property License Agreement”), which Exhibit also sets forth the treatment with respect to various categories of registered Company Intellectual Property and GE Licensed Intellectual Property.

Section 5.11. Further Action Regarding Intellectual Property. (a) If, after the Closing Date, GE or the Acquiror identifies any item of Company Intellectual Property or Company Technology that was not previously transferred by the Asset Sellers to the Acquiror, then the Asset Sellers shall, subject to Section 5.09 of this Agreement, promptly transfer such Company Intellectual Property or Company Technology to the Acquiror for no additional consideration, whereupon it shall become subject to the terms set forth in the Intellectual Property License Agreement.

(b) If, after the Closing Date, GE or the Acquiror identifies any GE Intellectual Property or GE Technology that was (i) transferred by the Asset Sellers or (ii) owned by the Business Subsidiaries prior to the Closing Date and that was not transferred to GE or an Affiliate of GE prior to the Closing Date, the Acquiror shall, or shall cause the applicable Business Subsidiary to, promptly transfer such GE Intellectual Property or GE Technology to GE or its designated Affiliates for no additional consideration, subject to Section 5.09 of this Agreement, notwithstanding its use by GE or its Subsidiaries as a customer of the Business

Subsidiaries. If such GE Intellectual Property or GE Technology was being used in the Business on the Closing Date, it shall thereupon become subject to the terms set forth in the Intellectual Property License Agreement.

Section 5.12. Transition Services Agreement. At or prior to the Closing, GE or an Affiliate of GE, and the Acquiror shall execute and deliver a transition services agreement (the “Transition Services Agreement”) in a form reasonably acceptable to both parties pursuant to which GE or an Affiliate of GE and the Acquiror or an Affiliate of the Acquiror agree to provide certain transitional services to the other which agreement shall contain the terms set forth in Exhibit B and other such other terms as may be mutually agreed by GE and the Acquiror.

Section 5.13. Further Action. (a) Prior to the Closing, each of GE and the Acquiror (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements and including the removal prior to the Closing of Excluded Assets from the Business Subsidiaries, (ii) shall refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (iii) without limiting the foregoing, shall use its reasonable best efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met on or prior to the date set forth in Section 9.01(d). Each of GE and the Acquiror shall keep each other reasonably apprised of the status of the matters relating to the completion of the transactions contemplated hereby, including with respect to the negotiations relating to the satisfaction of the conditions set forth in Article VIII. From time to time following the Closing, GE and the Acquiror shall, and shall cause their respective Affiliates to (at GE’s sole cost and expense), execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other party (including (i) transferring back to GE any asset or liability not contemplated by this Agreement to be a Transferred Asset or an Assumed Liability, respectively, which asset or liability was transferred to the Acquiror at the Closing and (ii) transferring to the Acquiror any asset or liability contemplated by this Agreement to be a Transferred Asset or an Assumed Liability, respectively, which was not transferred to the Acquiror at the Closing).

(b) The Acquiror shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to (i) negotiate definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained therein and (ii) satisfy on a timely basis all conditions in such definitive agreements the satisfaction of which are within the control of the Acquiror. The Acquiror shall use its reasonable best efforts to comply with its obligations, and enforce its rights, under the Commitment Letters including drawing on any interim or bridge financing in the event that other elements of the Debt Financing are not available. The Acquiror shall give GE prompt notice of any material breach by any party to the Commitment Letters of which the Acquiror has become aware or any termination of the Commitment Letters. The Acquiror shall not, without the prior written consent of GE, (x) permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment

Letters if such amendment, modification, waiver or remedy adds new (or adversely modifies existing) conditions to the consummation of the Debt Financing or reduces the amount thereof, or (y) terminate the Debt Commitment Letter, unless the Debt Financing becomes unavailable and the Acquiror is using its commercially reasonable efforts to obtain alternative debt financing in accordance with this Section 5.13. In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, the Acquiror will (i) use its commercially reasonable efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the Seller Paper and the proceeds from the Equity Financing, to pay the Purchase Price) on substantially equivalent or more favorable terms from other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Financing, and (ii) promptly notify GE of such unavailability and the reason therefor. Notwithstanding the foregoing, compliance by the Acquiror with this Section 5.13 shall not relieve the Acquiror of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(c) From the date of this Agreement until the Closing, GE shall, and shall cause its Affiliates and each of its and their respective Representatives to, provide all cooperation reasonably requested by the Acquiror in connection with the arrangement of the Debt Financing (or the arrangement of the alternative debt financing, if any, contemplated by Section 5.13(b)), including but not limited to using commercially reasonable efforts to (A) cause appropriate officers and employees of the Business (x) to be available, on a customary basis and on reasonable advance notice, to meet with prospective lenders, rating agencies and investors in meetings, presentations, road shows and due diligence sessions, (y) to provide reasonable and customary management and legal representations to auditors and (z) to provide reasonable and timely assistance with the preparation of business projections and similar materials, (B) otherwise reasonably cooperate with the marketing efforts of the Acquiror and its financing sources for any of the Debt Financing, (C) furnish the Acquiror with timely financial and other pertinent information regarding the Business as shall exist (or if not existing, using commercially reasonable efforts to prepare such financial or other pertinent information) and as may be reasonably requested by the Acquiror, (D) satisfy the conditions set forth in paragraphs 3 through 6 of Exhibit E to the Debt Commitment Letter, (E) assist the Acquiror (including by participating in drafting sessions) in the timely preparation of offering, information or syndication documents for any of the Debt Financing or any alternative to all or any portion thereof (“Offering Documents”), (F) facilitate the pledging of collateral and obtaining surveys and title insurance and estoppel letters as reasonably requested by the Acquiror, (G) obtain customary comfort letters from the auditors of the Sellers and consent from such auditors for use of any of their audit reports (including but not limited to by including such reports in any Offering Documents) and SAS 100 reviews, and (H) obtain customary legal opinions or other certificates or documents as may reasonably be requested by the Acquiror. The Acquiror shall promptly, upon request by GE, reimburse GE for reasonable, documented out-of-pocket third party costs incurred by GE or any of its Affiliates in connection with such cooperation.

Section 5.14. Non-Competition. (a) With respect to countries within the European Union, for a period of three years from the Closing Date, and with respect to all other countries, for a period of five years from the Closing Date, except as permitted by this Section 5.14, neither GE nor any of its Subsidiaries shall engage in the development, sale or distribution of any product manufactured or sold by the Business as of the Closing Date or any Forthcoming

Products (the “Covered Business”). The Covered Business shall not include the development, manufacture, sale, use or distribution, anywhere in the world, of (i) any product that is being manufactured or sold by GE or any of its Subsidiaries as of the date hereof, but that is not included in the Business (including the Exatec Products), (ii) any products that contain, or are derived from, a product of any type manufactured by the Business, (iii) any inputs or intermediates used in the manufacture of any product covered by clauses (i) or (ii), (iv) any new product in development on the Closing Date or developed thereafter that is not chemically identical to any product included in the Covered Business, provided that, in the case of products that are silicone-based, such products do not in any material respect compete with the Covered Business; (v) any scintillator (other than the manufacture of sintered cubic halide), or (vi) elemental silicon for the solar industry. This Section 5.14 shall (i) cease to be applicable to any Person at such time as it is no longer a Subsidiary of GE (other than in the case of a spin-off, initial public offering, demerger or other transaction not involving a third party, in which case this Section 5.14 shall cease to be applicable to such Person after the third anniversary of the Closing Date), and (ii) be inapplicable to any Subsidiary in which a Person who is not a controlled Affiliate of GE holds 20% or more of the outstanding voting securities or similar equity interests and with respect to whom GE or another Subsidiary, as applicable, has existing contractual or legal obligations limiting GE’s discretion to impose on the subject Subsidiary a non-competition obligation such as that in this Section 5.14.

(b) Notwithstanding the provisions of Section 5.14(a) and without implicitly agreeing that the following activities would be subject to the provisions of Section 5.14(a), nothing in this Agreement shall preclude, prohibit or restrict GE or any of its Subsidiaries from engaging in any manner in (i) any Financial Services Business, (ii) any De Minimis Business or (iii) any business activity that would otherwise violate this Section 5.14 that is acquired from any Person (an “Acquired Business”) or is carried on by any Person that is acquired by or combined with GE or a Subsidiary of GE after the date of this Agreement (an “Acquired Company”); provided that, within one year after the purchase or other acquisition of the Acquired Business or the Acquired Company, GE or such Subsidiary disposes or agrees to dispose of the Acquired Business or the relevant portion of the Acquired Company’s business or securities or at the expiration of such one-year period, the business of the Acquired Company complies with this Section 5.14.

Section 5.15. No Shop. From the date hereof until the earlier to occur of (i) termination of this Agreement pursuant to the terms and conditions hereof and (ii) the Closing, GE shall not (and shall cause its Representatives, its Affiliates (including the Business Subsidiaries) and the Representatives of its Affiliates (including the Business Subsidiaries) not to) (a) solicit, initiate, entertain, consider, encourage or accept the submission of any proposal or offer from any third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of all or substantially all or any significant part of the Business or the Transferred Assets, or (b) participate in any discussions or negotiations (and each of the foregoing shall immediately cease any discussions or negotiations that are ongoing) regarding, furnish any information with respect to, assist or participate in any effort or attempt by any third party to do or seek any of the foregoing.

Section 5.16. Investigation. THE ACQUIROR ACKNOWLEDGES AND AGREES THAT IT (I) HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO,

AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING, THE TRANSFERRED ASSETS, THE BUSINESS SUBSIDIARIES, THE BUSINESS, THE ASSUMED LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND (II) HAS BEEN FURNISHED WITH, OR GIVEN ACCESS TO, SUCH INFORMATION ABOUT THE TRANSFERRED ASSETS, THE BUSINESS SUBSIDIARIES, THE BUSINESS, THE ASSUMED LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AS IT HAS REQUESTED. THE ACQUIROR FURTHER ACKNOWLEDGES AND AGREES THAT (I) THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY GE ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS MADE IN THIS AGREEMENT, THE RELATED AGREEMENT, THE TAX MATTERS AGREEMENT AND THE ANCILLARY AGREEMENTS AND IN ANY CERTIFICATES OR OTHER DOCUMENTS DELIVERED THEREUNDER AND THE ACQUIROR HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF GE OR BY ANY AFFILIATE OR REPRESENTATIVE OF GE INCLUDING ANY INFORMATION PROVIDED BY GE BANKERS OR MANAGEMENT PRESENTATIONS, AND THAT THE ACQUIROR WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH REPRESENTATION OR OTHER INFORMATION AND (II) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS AND ANY CERTIFICATES OR OTHER DOCUMENTS DELIVERED PURSUANT THERETO, THE ACQUIROR SHALL ACQUIRE THE TRANSFERRED ASSETS, THE BUSINESS SUBSIDIARIES, THE BUSINESS AND THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, SATISFACTORY QUALITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.

Section 5.17. ASM Supply Agreement. At or prior to the Closing, the Acquiror and GE shall, and GE shall cause GETOS Singapore to, execute and deliver an agreement providing for, among other things, the supply to one or more Business Subsidiaries or other Affiliates of the Acquiror (as may be specified by the Acquiror from time to time) of GETOS Singapore’s 50% share of all product produced by the ASM JV containing those terms set forth in the term sheet contained in Exhibit J and such other terms as the parties to such agreement may agree (the “ASM Supply Agreement”).

Section 5.18. Chemical Sweep. Prior to the Closing Date, with respect to those facilities listed on Section 5.18 of the Disclosure Schedule and, as to the Termoli facility using best reasonable efforts, Sellers shall remove all production wastes, obsolete raw materials and intermediaries, (excluding waste in landfills, wastes in soil and groundwater, wastes derived from any remediation activity, non-hazardous demolition waste and waste in treatment and storage units) where such are in excess of routine storage pending disposition, disposal, reuse or resale, or are not ordinarily subject to regularly scheduled waste removal or that are otherwise acceptable to the Acquiror, or are wastes that are required by Environmental Laws to be removed prior to Closing from hazardous waste treatment and storage units as listed by GE within 15 business days of the date of this Agreement and reasonably acceptable to Acquiror.

Section 5.19. Title Insurance. From and after the date hereof, Sellers shall cooperate with the Acquiror’s efforts to obtain title insurance commitments (the “Title Insurance Commitments”) and current ALTA surveys with respect to the Owned Real Properties and shall use reasonable best efforts to remove prior to the Closing any exception or Liens (other than Permitted Liens) contained in the Title Insurance Commitments that materially impair or affect (i) the use of the Real Property or (ii) the Acquiror’s ability to obtain the Debt Financing. For the avoidance of doubt, the cost of any such Title Insurance Commitment and related title insurance shall be for the account of the Acquiror; provided, however, that Sellers shall pay the cost associated with removing the exceptions or Liens referred to above.

Section 5.20. Commercial Agreements. (a) After the Closing, GE shall ensure that the Acquiror shall be entitled to use the services provided to GE (or shall be provided with such services directly by the provider) under the freight and logistics services contracts set forth in Section 5.20 of the Disclosure Schedule (and GE represents and warrants that the contracts set forth on such Section include all material freight and logistics services contracts used by the Business since September 1, 2005, it being understood that any freight and logistics services contracts used by the Business since September 1, 2005 that are not listed on such Section, are not, in the aggregate, material to the Business, other than in each case ordinary course of business arrangements with package delivery services such as Federal Express and UPS) and any successor contracts or arrangements (the “Freight & Logistics Contracts”) at the prices at which GE pays for such services under such Freight & Logistics Contracts (“Freight and Logistics Services”) until the earlier of (i) the fifth anniversary of the Closing Date and (ii) the date on which Apollo Management VI, LP and its Affiliates, taken together, cease to own, directly or indirectly, 25% or more of the common equity interest in the Acquiror acquired by Apollo Management LP and its Affiliates on the Closing Date (the earlier of (i) and (ii), the “Cessation Date”). Following the Cessation Date, for so long as Apollo Management LP and its Affiliates, taken together, continue to own 25% or more of the common shares in the Acquiror acquired by Apollo Management LP on the Closing Date, GE shall use commercially reasonable efforts to permit the Acquiror to utilize the Freight and Logistics Services (and GE’s pricing).

(b) At the Closing, GE and Acquiror will enter into definitive documentation implementing the supply, service and other arrangements set forth on Exhibit O hereto (the “Commercial Agreements”).

(c) After the Closing, GE shall use its commercially reasonable efforts to ensure that the Acquiror shall be entitled to use the services provided by GE or its Subsidiaries (or shall be provided with such services directly by the provider) under the electricity contracts set forth on Section 5.20(c) of the Disclosure Schedule at the prices at which GE or its applicable Subsidiary pays for such services under such contracts (it being understood and agreed that GE may not be able to ensure this result).

(d) After the Closing Date, if GE proceeds with the commercialization of silicon extraction technology, it shall offer in good faith to the Acquiror the opportunity to enter into a supply agreement with GE to produce such silicon for GE’s solar requirements; provided that GE shall not be obligated to enter into an agreement with the Acquiror if the terms and conditions (including price and quality) on which the Acquiror would produce and supply such silicon are less favorable to GE than those available from a third-party provider. If such an agreement were reached, GE would agree in accordance with the terms of such agreement to permit the Acquiror to produce silicon for non-solar markets if GE’s needs for natural and synthetic sand can be met.

Section 5.21. Removal of Excess Cash. Prior to the Closing, GE shall, and shall cause its Affiliates to, use reasonable best efforts to remove, as of the Closing, all cash from the Business Subsidiaries in excess of the working capital needs of such entities.

Section 5.22. GE Equity Investment. At the Closing, GE and the Acquiror will enter into definitive documentation implementing the arrangements set forth on Exhibit M (the “Equity Investment Term Sheet”), and the Warrants, which documentation will contain the terms set forth therein and such other customary terms and conditions as the parties may mutually agree.

Section 5.23. Ancillary Agreements. The parties agree to use their reasonable best efforts to finalize the Ancillary Agreements (the terms of which shall be consistent with the term sheets attached to this Agreement) as soon as reasonably practicable following the date hereof. Notwithstanding the foregoing, in the event that one or more Ancillary Agreements are not completed prior to the Closing Date, the parties shall, in addition to all completed Ancillary Agreements, execute on or prior to the Closing Date, the remaining Ancillary Agreements containing such terms as shall have been previously agreed and shall continue to use their reasonable best efforts thereafter to finalize the remaining provisions thereof; provided, however, that no party shall be obligated to execute an Ancillary Agreement or effect the Closing if the failure to reach agreement on the terms still open with respect to any such Ancillary Agreement would be reasonably expected to materially affect such party’s rights or obligations with respect to such Ancillary Agreement (taking into account all agreed and open terms of such agreement and the extent of the disagreement) and provided further that, if the parties fail to agree on documentation in respect of the matters referred to in Exhibit G, GE agrees to provide GaN-related services through GE’s Global Research Center for up to two years pursuant to the Transition Services Agreement.

Section 5.24. Transaction Fees. The Acquiror shall pay to GE an amount equal to 10% of all Transaction Fees (net of any out-of-pocket costs and expenses of the Acquiror and its Affiliates) paid to any entity affiliated with the Acquiror in connection with the transactions contemplated hereby.

Section 5.25. Contract Indemnification Pass-Through. In the event that any Acquiror Indemnified Party suffers or incurs, or becomes subject to, any Loss of a nature that is or that is reasonably likely to be subject to indemnification or reimbursement by a third party pursuant to any Contract, arrangement or understanding that is in force and has not been assigned to the Acquiror pursuant to this Agreement (a “Third Party Indemnifiable Loss”), then, upon the written request of the Acquiror, GE shall (a) use reasonable best efforts to seek indemnification with respect to such Third Party Indemnifiable Loss in order to maximize the ultimate recovery to the Acquiror Indemnified Parties; provided that the Acquiror shall pay or reimburse GE, as promptly as practicable after request of GE, for all reasonable out-of-pocket costs and expenses incurred by GE in using such efforts (and GE shall repay amounts advanced in respect of costs and expenses to the extent that such costs and expenses are reimbursed by the third party indemnitor); and (b) reimburse such Acquired Indemnified Party for all such Losses incurred by such Acquiror Indemnified Party, subject to the limitations on recovery (such as, for example and without limitation, de mimimis thresholds, deductibles, maximum recovery amounts and length of survival periods) set forth in the applicable Contract, arrangement or understanding; provided, however that GE shall only be obligated to reimburse the Acquired Indemnified Parties for Losses pursuant to this Section 5.25 if, when and to the extent that GE or its applicable Subsidiary actually receive proceeds in respect of such Third Party Indemnifiable Loss. Nothing in this Section 5.25 shall (i) create any indemnifiable Loss for purposes of Article X hereof (other than any Loss resulting from any breach of this Section 5.25), (ii) preclude or limit the right of any Acquiror Indemnified Party from seeking or obtaining indemnification pursuant to Article X hereof for any Loss that would be indemnifiable thereunder without regard to this provision nor (iii) relieve GE of any liability under this Agreement, except to the extent that the relevant Loss is actually reimbursed pursuant to this Section 5.25.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.01. Employee Matters. With respect to employee matters, the parties have made the agreements and covenants set forth in Exhibit C to this Agreement, which is hereby incorporated into this Agreement.

ARTICLE VII

TAX MATTERS

Section 7.01. Tax Matters Agreement. With respect to Tax matters, the parties have made the indemnifications, representations, warranties, covenants and agreements set forth in the Tax Matters Agreement. Except as otherwise expressly set forth herein or in the Tax Matters Agreement, no representation, warranty, covenant or agreement in this Agreement shall relate to Tax matters.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01. Conditions to Obligations of GE. The obligation of GE to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by GE in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of the Acquiror contained in this Agreement shall be true and correct in all respects on the Closing Date with the same effect as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations shall have been true and correct as of such date); provided, that the condition in this clause (i) shall be deemed satisfied unless the effect of such representations and warranties not being so true and correct (read for purposes of this Section 8.01(a) only without any materiality or Material Adverse Effect or similar qualification) on the Closing Date or on such earlier date, taken together, would materially impair the ability of the Acquiror to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements; (ii) the covenants contained in this Agreement and in the Tax Matters Agreement required to be complied with by the Acquiror on or before the Closing shall have been complied with in all material respects; and (iii) GE shall have received a certificate of the Acquiror to such effect signed by its duly authorized officer.

(b) Antitrust and Competition Approval. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and the applicable filings or approvals under the competition Laws of any relevant foreign jurisdictions that are required to be made or obtained prior to Closing shall have been made or obtained.

(c) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the sale of the Shares or the Transferred Assets or the other transactions contemplated by this Agreement, and there shall be no proceeding pending by any Governmental Authority seeking such a Governmental Order.

(d) Required Approvals. All (i) consents, approvals and permits listed on Schedule 8.01(d) shall have been obtained or received and (ii) other consents, approvals and permits of a Governmental Authority required to be obtained prior to the Closing to transfer all of the Transferred Assets and the Shares to the Acquiror shall have been obtained, unless, in the case of this clause (ii), the failure to receive any such consents, approvals and permits would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(e) Acquisition of Joint Venture Interests. The acquisitions by GE or Affiliates of GE of the interests of Toshiba and Bayer in the Joint Ventures that are described in the recitals to this Agreement shall have occurred in accordance with the terms of the Toshiba Purchase Agreement and the Bayer Purchase Agreement, respectively.

Section 8.02. Conditions to Obligations of the Acquiror. The obligations of the Acquiror to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by the Acquiror in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of GE contained in this Agreement and the Tax Matters Agreement shall be true and correct in all respects on the Closing Date with the same effect as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations shall have been true and correct as of such date); provided, that the condition in this clause (i) shall be deemed satisfied unless the effect of such representations and warranties not being so true and correct (read for purposes of this Section 8.02(a) only without any materiality or Material Adverse Effect or similar qualification) on the Closing Date or on such earlier date, taken together, has had or would reasonably be expected to have a Material Adverse Effect; (ii) the covenants contained in this Agreement and in the Tax Matters Agreement required to be complied with by GE on or before the Closing shall have been complied with in all material respects; and (iii) the Acquiror shall have received a certificate of GE to such effect signed by its duly authorized officer.

(b) Antitrust and Competition Approval. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and the applicable filings or approvals under the competition Laws of any relevant foreign jurisdictions that are required to be made or obtained prior to Closing shall have been made or obtained.

(c) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the sale of the Shares or the Transferred Assets or the other transactions contemplated by this Agreement, and there shall be no proceeding pending by any Governmental Authority seeking such a Governmental Order.

(d) No Material Adverse Effect. No change, effect, event, occurrence or state of facts shall have occurred on or after the date hereof that has had or would be reasonably expected to have a Material Adverse Effect.

(e) Title Insurance. The Acquiror shall have received ALTA title insurance policies from one or more reputable national title insurance companies insuring the Acquiror’s (or its designees’) fee simple title, free and clear of all Liens (other than Permitted Liens) with respect to those Real Properties set forth on Schedule 8.02(e).

(f) Required Approvals. All (i) consents, approvals and permits listed on Schedule 8.02(f) shall have been obtained or received or GE shall have entered into satisfactory arrangements to provide to the Acquiror the benefits thereof pursuant to Section 2.03 and (ii) other consents, approvals and permits of a Governmental Authority required to be obtained prior to the Closing to transfer all of the Transferred Assets and the Shares to the Acquiror shall have been obtained, unless, in the case of this clause (ii), the failure to receive any such consents, approvals and permits would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. For the avoidance of doubt, with respect to Environmental Permits, consents may include reasonable written assurance, in form and substance reasonably satisfactory to the Acquiror, from Governmental Authorities that the Acquiror may continue to operate under Seller’s Environmental Permits following the Closing without further action.

(g) Acquisition of Joint Venture Interests. The acquisitions by GE or Affiliates of GE of the interests of Toshiba and Bayer in the Joint Ventures that are described in the recitals to this Agreement shall have occurred in accordance with the terms of the Toshiba Purchase Agreement and the Bayer Purchase Agreement, respectively.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01. Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of GE and the Acquiror;

(b) by GE, if the Acquiror shall have breached any representation or warranty or shall have failed to comply with any covenant or agreement applicable to the Acquiror that would cause any of the conditions set forth in Section 8.01(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, however, that GE is not then in material breach of this Agreement;

(c) by the Acquiror, if GE shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to GE that would cause any of the conditions set forth in Section 8.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided, however, that the Acquiror is not then in material breach of this Agreement;

(d) by either GE or the Acquiror, if the Closing shall not have occurred by June 15, 2007 (the “End Date”); provided, however, that either party shall have the right to extend the End Date for up to two additional 30 calendar day periods if the only conditions set forth in Article VIII that have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) are the conditions set forth in Sections 8.01(b) or 8.02(b); provided, further, however, that the right to terminate this Agreement under this Section 9.01(d) shall not be available to any party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(e) by either GE or the Acquiror, in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the sale of the Shares or the Transferred Assets;

(f) by GE, if on or after the 30th day after the conditions set forth in Section 8.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), the Closing Date should otherwise have occurred in accordance with Section 2.05, and the Closing shall not have occurred because the Acquiror shall not have received the proceeds of the Debt Financing (or any alternative financing);

(g) by GE, if on or after the 30th day after notice to the Acquiror that the conditions set forth in Section 8.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), and Closing Date should otherwise have occurred in accordance with Section 2.05 but and the Closing shall not have occurred because the Acquiror shall have failed to comply with its obligations to consummate the Closing; or

(h) by the Acquiror, if on or after the 30th day after notice to GE that the conditions set forth in Section 8.01 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), and Closing Date should otherwise have occurred in accordance with Section 2.05 but the Closing shall not have occurred because GE shall have failed to comply with its obligations to consummate the Closing.

Section 9.02. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party to this Agreement.

Section 9.03. Effect of Termination. (a) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party to this Agreement, except as set forth in Section 5.04, Section 9.03(b) and Article X; provided, however, that nothing in this Agreement shall relieve either GE or the Acquiror (other than in the case of a Debt Receipt Failure) from liability for (i) failure to perform the obligations set forth in Section 5.04 or (ii) any willful breach of this Agreement or willful failure to perform its obligations under this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, in the event the conditions to Closing set forth in Section 8.02 are satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied), and the Closing does not occur in accordance with Section 2.05 as a result of

(A) a failure to receive the proceeds from the Debt Financing or the failure to have received the proceeds of any alternative financing (a “Debt Receipt Failure”), and this Agreement is terminated pursuant to Section 9.01(f), then the Acquiror shall pay or cause to be paid to GE $88,400,000 (the “Acquiror Termination Fee”) in immediately available funds as promptly as reasonably practicable (and in any event within two Business Days following such termination), by wire transfer of same day funds; provided that if the Closing does not occur by reason of a failure of GE to comply with its obligations under Section 5.13(c) after 30 days’ written notice of such failure to GE, no Acquiror Termination Fee shall be payable, and the Acquiror shall otherwise have no liability to GE under this provision;

(B) a breach by the Acquiror of its obligation to consummate the Closing (for a reason other than a Debt Receipt Failure), then each party agrees that GE shall be entitled to specific performance pursuant to Section 11.13, and that such specific performance shall be the sole and exclusive remedy of GE, its Affiliates and any of their respective stockholders against the Acquiror and any of its Affiliates for any loss or damage suffered as a result of such breach, and in no event will GE, its Affiliates or their respective stockholders seek to recover any money damages or seek any other remedy from the Acquiror or its Affiliates with respect to such breach, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived; provided, however, that, if notwithstanding GE’s compliance with the foregoing provision of this clause (B) and Section 11.13, a court of competent jurisdiction declines to order specific performance for such breach, then the parties agree that GE may seek (notwithstanding the waivers set forth above) to recover money damages with respect to such breach; provided, further, that in no event shall the Acquiror, the Fund and their respective Affiliates, as a group, be subject to money damages in excess of $88,400,000 in the aggregate for all losses and damages suffered as a result of such breach; or

(C) a breach by GE of its obligation to consummate the Closing, then each party agrees that the Acquiror shall be entitled to specific performance pursuant to Section 11.13, and that such specific performance shall be the sole and exclusive remedy of the Acquiror, its Affiliates and any of their respective equityholders against GE and any of its Affiliates for any loss or damage suffered as a result of such breach, and in no event will the Acquiror, its Affiliates or their respective equityholders seek to recover any money damages or seek any other remedy from GE or its Affiliates with respect to such breach, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived; provided, however, that, if notwithstanding the Acquiror’s compliance with the foregoing provision of this clause (C) and Section 11.13, a court of competent jurisdiction declines to order specific performance for such breach,, then the parties agree that the Acquiror may seek (notwithstanding the waivers set forth above) to recover money damages with respect to such breach; provided, further, that in no event shall GE and its Affiliates, as a group, be subject to money damages in excess of $88,400,000 in the aggregate for all losses and damages suffered as a result of such breach.

In no event shall GE or the Acquiror have liability to the other party under clauses (B) or (C) of this Section 9.03 for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items, and any party incurring any loss or damage as set forth in this Section 9.03 shall use reasonable best efforts to mitigate such loss or damage.

(b) Section 11.13 notwithstanding, the right of GE to receive payment of the Acquiror Termination Fee in accordance herewith shall be the sole and exclusive remedy of GE, its Affiliates and any of their respective stockholders against the Acquiror and any of its Affiliates for any loss or damage suffered as a result of a Debt Receipt Failure; and in no event will GE, its Affiliates or their respective stockholders seek to recover any other money damages or seek any other remedy from the Acquiror or its Affiliates with respect to a Debt Receipt Failure, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.

Section 9.04. Extension; Waiver. At any time prior to the Closing, either GE or the Acquiror may (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

Section 10.01. Indemnification by GE. (a) From and after the Closing, subject to Sections 10.01(c), 10.03, 10.05 and 11.01, GE shall indemnify, defend and hold harmless the Acquiror, its Affiliates, the Business Subsidiaries and its Representatives (collectively, the “Acquiror Indemnified Parties”) against, and reimburse any Acquiror Indemnified Party for, all Losses that such Acquiror Indemnified Party may suffer or incur, or become subject to (including, for the avoidance of doubt (but subject to Sections 10.03, 10.05 and 11.01), any Losses an Acquiror Indemnified Party may suffer in connection with or resulting from the sale of Assets, Shares or the Business to the extent the underlying cause of such Loss is then indemnifiable pursuant to this Agreement), as a result of:

(i) the failure of any representations or warranties made by GE in this Agreement to be true and correct on and as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date);

(ii) any breach or failure by GE to perform, or cause to be performed, any of its covenants or obligations contained in this Agreement;

(iii) any Excluded Liability (including the failure of the Asset Sellers to perform or in due course pay and discharge any Excluded Liability);

(iv) any Action, claim, or dispute between Bayer or Toshiba, on the one hand, and GE and any of its Affiliates, on the other hand, arising out of, resulting from, or in connection with the relationships of such parties in connection with the Joint Ventures prior to the Closing Date;

(v) any fines or penalties imposed by Governmental Authorities as a result of noncompliance with or violations of Environmental Laws or Environmental Permits at or prior to the Closing Date provided that the claim for such Loss is brought within three years following the Closing Date;

(vi) any Liability arising under Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code or similar foreign laws, in each case, which is not a Liability that arose under an Assumed Employee Plan;

(vii) any claim brought within three years following the Closing Date for actual breach or failure by GE to perform, or cause to be performed, a specific requirement of the Preliminary Investigative Plan for Landfill No. 3 at the Waterford, New York facility (VDR Document No. 11.3.1.9.19) that was submitted to the New York State Department of Conservation (NYSDEC) on June 2, 2006 and approved by the

NYSDEC on June 22, 2006 (VDR Document No. 11.3.1.9.20) and any remedial action required by NYSDEC to specifically address the results of the Preliminary Investigative Plan, any fines and penalties imposed as a result of such breach or failure prior to the Closing Date; and

(viii) any claim brought within three years following the Closing Date, based upon any requirements by the NYSDEC to respond to the August 2006 increase in water flow in the leachate collection system at Landfill 6 at the Silicones facility in Waterford, NY, and for any fines and penalties imposed as a result of any violations of such requirements prior to the Closing Date.

(b) For purposes of this Article X, neither GE nor any of its Affiliates shall be deemed to be an Affiliate of the Acquiror by virtue of any such entity’s ownership of equity securities of the Acquiror or any of its Affiliates.

(c) Notwithstanding any other provision to the contrary, (i) GE shall not be required to indemnify, defend or hold harmless any Acquiror Indemnified Party against, or reimburse any Acquiror Indemnified Party for (A) any Losses pursuant to
Section 10.01(a)(i), (v), (vii) or (viii) if such Loss was reflected as a liability in the calculations of the Final Modified Working Capital Statement, or (B) any Losses pursuant to Section 10.01(a)(i), (v), (vii) or (viii) or any Taxes for the Post-Closing Period pursuant to Section 20 (b) (i) (B) of the Tax Matters Agreement (1) with respect to any claim (it being understood that a claim or series of claims arising from substantially the same act, circumstance, event, development, fact, occurrence or omission shall be treated as a single claim) unless such claim involves Losses in excess of $100,000 or, in the case of claims arising under Section 3.13(h), unless such claims involve Losses in excess of $250,000 per site (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of the Acquiror Indemnified Parties’ Losses), and (2) unless and until the aggregate of all Losses to which the Acquiror Indemnified Parties are entitled to indemnification under Section 10.01(a)(i), (v), (vii) and (viii) and any Taxes for the Post-Closing Period pursuant to Section 20(b)(i)(B) of the Tax Matters Agreement (but for this Section 10.01(c)(i)(B)(2)) exceed $38,750,000, and then only to the extent of such excess, and (ii) the cumulative indemnification obligation of GE under Section 10.01(a)(i), (v), (vii) and (viii) and any Taxes for the Post-Closing Period pursuant to Section 20(b)(i)(B) of the Tax Matters Agreement shall in no event exceed $484,375,000; provided, however, that the limitations set forth in clauses (i)(B) and (ii) above shall not apply with respect to any Loss resulting from a breach of a representation or warranty set forth in Section 3.01, 3.02, 3.03, 3.11(b), 3.16(a) (other than the first and last sentences thereof), 3.22 or 3.23. The parties agree that, for purposes of the indemnification under this Section 10.01, any breach of representation claim with respect to any Release of Hazardous Materials may only be brought as a breach of Section 3.13(h) above.

Section 10.02. Indemnification by the Acquiror. (a) From and after the Closing, subject to Sections 10.02(b), 10.03, 10.05 and 11.01, the Acquiror shall indemnify, defend and hold harmless GE, its Affiliates and its Representatives (collectively, the “GE Indemnified Parties”) against, and reimburse any GE Indemnified Party for, all Losses that such GE Indemnified Party may suffer or incur, or become subject to, as a result of:

(i) the failure of any representations or warranties made by the Acquiror in this Agreement to be true and correct on and as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, the failure of such representations and warranties to be true and correct as of such date);

(ii) (A) any breach or failure by the Acquiror to perform any of its covenants or obligations contained in this Agreement, or (B) prior to the date that the ASM Loans are fully and finally repaid and based on the terms of the ASM Loans as of the date hereof, any amounts paid by GE or GETOS Singapore pursuant to the Guarantee provided by GE to the lenders of the ASM Loans with respect to the obligations of GETOS Thailand to make payments pursuant to the ASM Offtake Agreement to the extent due to the failure of GETOS Thailand and the Acquiror to pay or cause to be paid any amounts properly due to the ASM JV pursuant to the ASM Offtake Agreement;

(iii) any claim or cause of action by any Person arising before, on or after the Closing Date against any GE Indemnified Party with respect to the Business Subsidiaries, the Assets or the operations of the Business Subsidiaries (including the Acquiror’s actions with respect to the Business Subsidiaries subsequent to the Closing Date), except for any claims with respect to which GE is obligated to indemnify the Acquiror Indemnified Parties under Section 10.01(a) of this Agreement; or

(iv) any Assumed Liability (including the failure of the Acquiror to perform or in due course pay and discharge any Assumed Liability).

(b) Notwithstanding any other provision to the contrary, (i) the Acquiror shall not be required to indemnify, defend or hold harmless any GE Indemnified Party against, or reimburse any GE Indemnified Party for, any Losses pursuant to Section 10.02(a)(i), (A) with respect to any claim unless such claim involves Losses in excess of $100,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of the GE Indemnified Parties’ Losses) and (B) unless and until the aggregate amount of all Losses to which the GE Indemnified Parties’ are entitled to indemnification under Section 10.02(a)(i) (but for this Section 10.02(b)(i)(B) exceeds $10,000,000, and then only to the extent of such excess; but only if such Losses also meet the requirements of subclause (A) above; and (ii) the cumulative indemnification obligation of the Acquiror under Section 10.02(a)(i) shall in no event exceed $100,000,000; provided, however, that the limitations set forth in clauses (i)(A), (i)(B) and (ii) above shall not apply to any Loss resulting from a breach of a representation or warranty set forth in Section 4.01 or 4.08.

Section 10.03. Notification of Claims. (a) A Person that may be entitled to be indemnified under any of the Transaction Agreements, other than the Tax Matters Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 11.01 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.03(a), the Indemnifying Party will assume the defense and control of any Third Party Claim but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided that if the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and, in the reasonable opinion of counsel to the Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, then the applicable Indemnified Parties shall be entitled to participate in any such defense with one separate counsel (and one additional separate local counsel) at the reasonable expense of the Indemnifying Party. The Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim. GE or the Acquiror, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party, provided that the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business, (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim, and (iv) ensure that such settlement does not include any admission of wrongdoing or misconduct.

(c) In the event any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to Section 10.03(a) that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within 30 days following its receipt of such notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Article X. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Article X, and the Indemnifying Party shall pay, subject to the limitations set forth in Sections 10.01(c) and 10.02(b), if and as applicable, the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, the Indemnifying Party and the Indemnified Party shall resolve such dispute in accordance with Section 11.11.

(d) Notwithstanding any provision to the contrary in Sections 10.03(a), 10.03(b) and 10.03(c) above, the provisions of this Section 10.03(d) shall apply, to the extent applicable, to GE’s indemnification of the Acquiror under Section 10.01(a)(i) as to matters arising under Sections 3.13(a) through (e), Section 3.13(h) and Section 10.01(a)(v), (vii) and (viii) (the “Environmental Claims”).

(i) GE shall have no indemnity obligations under this Article X for any Environmental Claims unless the Acquiror has provided prompt written notice of a pending or threatened Environmental Action or Third Party Suit or the Acquiror’s intention to take action pursuant to a self implementing requirement under Environmental Law or a self-implementing requirement contained in a relevant Environmental Permit, save where immediate notification to a Governmental Authority or immediate action under Environmental Law is required, in which case notice shall be made to GE simultaneously or as promptly as is possible thereafter.

(ii) In addition to providing notice of Environmental Claims as required under Section 10.03(a), the Acquiror shall keep GE reasonably informed of the progress of all such Environmental Claims, shall promptly supply GE with copies of all material information, documentation and correspondence relating thereto and shall engage in exchanges of material information or material negotiations with any Person in relation to an Environmental Claim only after exercising reasonable best efforts to consult with GE (GE to make itself reasonably available without delay as to the same) except that the Acquiror may not enter into a settlement of or otherwise compromise a material Environmental Claim without the prior written consent of GE (which consent shall not be unreasonably withheld) provided that, in the event that GE unreasonably withholds its consent, GE shall be liable for any increased cost of any subsequent settlement or judgment obtained, together with the additional costs, including fines and penalties for which the Acquiror Indemnified Party may become liable.

(iii) GE shall have the right, but not the obligation, to assume the defense or control of or settle any Environmental Claim, or to undertake any associated investigative, remedial or corrective action or monitoring at the Real Properties (collectively, “Environmental Response”), with counsel, consultants or contractors selected by GE (to be reasonably acceptable to the Acquiror), provided that GE shall, to the extent relevant to the Business, (A) keep the Acquiror reasonably informed as to the status of the foregoing and (B) promptly provide the Acquiror with any material information, documentation and correspondence relating to the Environmental Claim or Environmental Response and (C) exercise reasonable best efforts to consult with the Acquiror prior to exchanges of material information or material negotiations with any Person (the Acquiror to make itself reasonably available and without delay as to same); provided that the Acquiror may assume control of the Environmental Response if the Acquiror demonstrates that GE has been grossly negligent in its performance of the Environmental Response, such negligence has an adverse affect on the Acquiror’s Business or Real Property and GE has failed to cure after reasonable written notice.

(iv) The Acquiror fully acknowledges and agrees that it shall not interfere with, impede or hinder in any material way, GE’s management of any

Environmental Claim or Environmental Response, or the subject matter of any such Environmental Claim or Environmental Response; except that:

(A) with respect to any Environmental Claim or Environmental Response seeking only fines, penalties or relief which does not materially affect the conduct of the Business or the operation of the Acquiror’s assets, GE may enter into a settlement of or otherwise compromise a material Environmental Claim without the prior written consent of the Acquiror; and

(B) with respect to any Environmental Claim or Environmental Response that includes a request for affirmative or injunctive relief that will require significant additional expenditures for plant or equipment, modification of processes, or other, similar actions by the Acquiror that will materially limit the conduct of the Business at the facility at which the Environmental Claim or Environmental Response arises or the operation of the Acquiror’s plant and assets, the Acquiror shall have the right to consent, which shall not be unreasonably withheld, or veto any proposed settlement or resolution of any such claim to the extent the Acquiror demonstrates that there is a material limitation. GE shall provide the Acquiror reasonable advance notice under the circumstances of its intention to seek any such proposed settlement or resolution, and the Acquiror shall thereafter provide GE notice of the Acquiror’s intention to exercise its veto rights or to consent within a reasonable period of time under the circumstances.

In the event that the Acquiror either withholds its consent or exercises its right to veto as set out above, and where the proposed settlement or injunctive relief sought is reasonable and made in good faith, then the Acquiror shall be liable for any increased cost of any subsequent settlement or judgment obtained together with the additional costs, including any additional fines and penalties, for which GE may become liable.

(v) To the extent that GE has chosen, at its discretion, to undertake any Environmental Response, the Acquiror shall, and shall cause each of its Affiliates and Representatives to, provide GE with reasonable access to such asset or property to permit GE to undertake such Environmental Response at reasonable times, on reasonable advance written notice and without unreasonable interference with the Acquiror’s business operations. The Acquiror agrees that it will not, to the extent practicable, unreasonably interfere with or disturb GE’s performance of such Environmental Response and, as is reasonably necessary, shall provide access to site utilities (at GE’s cost). Promptly upon completion of any Environmental Response undertaken by GE, GE shall use its commercially reasonable efforts to restore any adversely affected portion of the assets or properties of the Acquiror (including the Real Properties) to their pre-disturbed condition.

(vi) To the extent that costs or liabilities relating to an environmental condition which is the subject of an Environmental Claim for which the Acquiror seeks indemnification from GE are exacerbated or increased after the Closing Date due to an act or omission of the Acquiror, its affiliates, their respective contractors and subcontractors or third parties acting on their own or under the supervision or direction of the Acquiror or any Governmental Authority, GE shall not be responsible to the extent of any such increase in costs.

(vii) GE shall have no obligation for any Environmental Claim to the extent that the Loss for which the Acquiror is seeking indemnification directly or indirectly relates to, arises out of or results from (x) the closure, transfer, sale or termination of a lease for or at any Real Property after the Closing Date except in the event of a closure only to the extent (1) required by a Governmental Authority or Third Party Suit under Environmental Law or (2) required pursuant to a self-implementing requirement under Environmental Law or a self implementing requirement contained in a relevant Environmental Permit, (y) any change in the use of all or part of any of any Real Property after the Closing Date to non-industrial use, (z) any investigation, cleanup, remedial or similar activity other than as required to comply with the minimum applicable standards acceptable to the relevant Governmental Authority under Environmental Law in effect and enforceable as of the Closing Date.

(viii) GE’s indemnification obligation for any Environmental Claim shall be extinguished and of no further force or effect to the extent that any Acquiror Indemnified Parties conducts or grants to any third party permission to conduct, any environmental sampling or testing of soil, subsurface strata, surface water, groundwater, sediments or ambient air at, on, under or within any portion of the Real Property unless (x) in response to an immediate, imminent and substantial threat to human health or the environment as required under applicable Environmental Laws (y) in connection with the proposed closure of all or a portion of Real Property where required by a Governmental Authority or Third Party Suit under Environmental Law or pursuant to a self implementing requirement under Environmental Law or a self-implementing requirement contained in a relevant Environmental Permit or (z) where required by a Governmental Authority or Third Party Suit under Environmental Law or pursuant to a self implementing requirement under Environmental Law or a self-implementing requirement contained in a relevant Environmental Permit, excluding for purposes of subpart (z) such sampling and testing performed for other business purposes, or performed in conjunction with the transfer, sale or termination of a lease for or at any Real Property.

Section 10.04. Exclusive Remedies. Except with respect to the matters covered by Sections 2.10 through 2.14, GE and the Acquiror acknowledge and agree that: (i) unless and until the Closing occurs, the remedies set forth in Sections 9.03(b) and 11.13 shall be the sole and exclusive remedies of any GE Indemnified Party or any Acquiror Indemnified Party against any Person with respect to this Agreement and the transactions contemplated hereby, including for any Loss (including Losses suffered as a result of the failure of the Closing to occur), under any theory or for any reason (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise), and (ii) following the Closing, the indemnification provisions of Sections 10.01 and 10.02 and the Tax Matters Agreement, as well as the provisions of Section 11.13, shall be the sole and exclusive remedies of any GE Indemnified Party and any Acquiror Indemnified Party, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise (but not in the case of fraud or intentional misrepresentation)) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the Acquiror or GE, respectively, or any failure by the Acquiror or GE, respectively, to perform or comply with any covenant or agreement in this Agreement that, by its terms, was to have been performed, or complied with, by the Acquiror or GE, respectively. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.05. Additional Indemnification Provisions. (a) With respect to each indemnification obligation contained in any Transaction Agreement or any other document executed in connection with the Closing (i) all Losses shall be net of any third-party insurance proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, (ii) in no event shall the Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items, and (iii) no representation or warranty of GE shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event that is disclosed in connection with another representation or warranty contained in this Agreement to the extent the applicability of such disclosure to such other representation or warranty is reasonably apparent.

(b) For purposes of determining the amount of a Loss under this Article X resulting from a breach of any representation or warranty of GE contained in this Agreement (but not, for the avoidance of doubt, for purposes of determining whether there has been a breach or inaccuracy), all references therein to “Material Adverse Effect”, “material,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01. Survival. The representations and warranties of GE and the Acquiror contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement, and the right to commence any claim with respect thereto under Section 10.01 or 10.02, shall terminate at the close of business on May 15, 2008, and, except with respect to claims asserted prior to such date, neither GE nor the Acquiror nor their respective Subsidiaries shall have any liability whatsoever with respect to such representations or warranties after such date; provided, however, that (a) the representations and warranties made in Sections 3.13(a) through 3.13(e), and the right to commence any claim with respect thereto or with respect to any Loss in connection with Sections 10.01(a) (vii) and (viii), shall terminate at the close of business on the third anniversary of the Closing Date, (b) the representations and warranties subject to indemnity claims under Section 3.13(h) and the right to commence any claim with respect thereto shall terminate on the sixth anniversary of the Closing Date, and (c) the representations and warranties made in Sections 3.01, 3.02, 3.03, 3.11(b), 3.16(a) (other than the first and last sentences thereof), 3.22, 3.23, 4.01 and 4.08, and the right to commence any claim with respect thereto, shall survive the Closing indefinitely. The covenants and agreements contained in or made pursuant to Article V of this Agreement that contemplate actions to be taken or restrict certain actions from being taken prior to the Closing shall, for purposes of indemnification pursuant to Sections 10.01, 10.02 and for purposes of 11.13, survive until the close of business on the 18-month anniversary of this Agreement, and, except with respect to claims asserted prior to such date, neither GE nor the Acquiror nor their respective Subsidiaries shall have any liability whatsoever with respect to such covenants and agreements after such date. The covenants and agreements contained in or made pursuant to this Agreement (other than the covenants and agreements contained in or made pursuant to Article V of this Agreement) or in any certificate furnished pursuant to this Agreement that contemplate actions to be taken or restrict certain actions from being taken prior to the Closing shall, for purposes of indemnification pursuant to Sections 10.01, 10.02 and for purposes of 11.13, survive the Closing and remain in full force and effect in accordance with their terms. The covenants and agreements contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement that contemplate actions to be taken or restrict certain actions from being taken after the Closing shall remain in full force and effect in accordance with their terms.

Section 11.02. Expenses. Except as may be otherwise specified in the Transaction Agreements or as set forth below, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred. For purposes of this provision, “costs and expenses” do not include any out-of-pocket expenses and other one-time, non-recurring costs and fees incurred after the date hereof by the Acquiror, Sellers and the Business Subsidiaries in connection with transition preparation, separation of the Business and the Assets, or preparing or enabling the Business to operate on a stand alone basis separate from GE’s operating systems and platforms, all of which shall be shared equally between GE and the Acquiror and the parties shall promptly reimburse each other to achieve such sharing. The Acquiror and GE shall develop prior to the Closing Date a plan for separation of the Business and the costs by category that are expected to be incurred in connection therewith (the “Spending Plan”). The treatment of costs and expenses with respect to the matters set forth on Section 11.02 of the Disclosure Schedule shall be as described thereon. Prior to incurring any such cost or expense, the Acquiror shall consult with GE in advance and offer GE a right to perform any of the transition or separation services itself; provided that the Acquiror shall not be obligated to use GE to perform such services if the terms and conditions (including price and quality) on which GE would perform those services is less favorable to the Acquiror than a third-party service provider. Any disputes between the Acquiror and GE with respect to this provision shall be submitted to John Rice and Joshua Harris (or their respective successors) for resolution, followed by Leon Black and Jeffrey Immelt (or their respective successors), if such disputes are not resolved by John Rice and Joshua Harris (or their respective successors). If such disputes are not resolved by the aforementioned persons, then such disputes shall be resolved by arbitration in accordance with the applicable arbitration rules of the International Institute for Conflict Prevention and Resolution as then in effect. In no event shall GE be required to make expenditures under this provision (i) that are not contemplated by or consistent with the Spending Plan or (ii) after the earlier to occur of the second anniversary of the Closing Date or the date of any change of control of the Acquiror.

Section 11.03. Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

(i)	if to GE:

General Electric Company

3135 Easton Turnpike, W3A24

Fairfield, CT 06431

Attention:    Senior Counsel for Transactions

Facsimile:     (203) 373-3008

with a copy to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:    Daniel P. Cunningham

Facsimile:     (212) 610-6399

(ii)	if to the Acquiror:

Nautilus Holdings Acquisition Corp.

c/o Apollo Management VI, L.P.

9 West 57th Street, 43d Floor

New York, NY 10019

Attention:    Stan Parker

Facsimile:     (212) 515-3264

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Andrew J. Nussbaum

Facsimile:     (212) 403-2269

Section 11.04. Public Announcements. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or stock exchange rules, in which the case the party required to publish such press release or public announcement shall allow the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.

Section 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 11.06. Entire Agreement. Except as otherwise expressly provided in the Transaction Agreements or for documents that specifically reference this Section 11.06, the Transaction Agreements constitute the entire agreement of GE, the other Sellers and/or their Affiliates, on the one hand, and the Acquiror and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements and supersede all prior agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of GE, the other Sellers and/or their Affiliates, on the one hand, and the Acquiror and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

Section 11.07. Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of GE and the Acquiror, except that both GE and the Acquiror may assign any or all of its respective rights and obligations under this Agreement to any of its Affiliates and that following the Closing Date, the Acquiror may assign its rights under this Agreement to its sources of Financing as collateral security; provided that no such assignment shall release GE or the Acquiror from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 11.07 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

Section 11.08. No Third-Party Beneficiaries. Except (i) that Toshiba and Bayer are intended to be third-party beneficiaries of Section 5.09(g) and shall be permitted to enforce their respective rights thereunder and (ii) as provided in Article X with respect to GE Indemnified Parties and Acquiror Indemnified Parties or as provided in the Tax Matters Agreement, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreements, including Article VI and Exhibit C hereto, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of GE or the Business, or entity any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 11.09. Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement. No consent from any Indemnified Party under Article X (other than the parties to this Agreement) shall be required in order to amend this Agreement.

Section 11.10. Disclosure Schedules. Any disclosure with respect to a Section or Schedule of this Agreement, including any Section of the Disclosure Schedule, shall be deemed to be disclosed for other Sections and Schedules of this Agreement, including any Section of the Disclosure Schedule, to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure. Matters reflected in any Section or Schedule of this Agreement, including any Section of the Disclosure Schedule, are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section or Schedule of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.

Section 11.11. Dispute Resolution. (a) Except as set forth in Sections 2.07, 2.11, 2.13 and 11.02 and except with respect to any request for equitable relief (including interim relief) by GE or the Acquiror on or prior to the Closing Date, any dispute, controversy or claim arising out of or relating to the transactions contemplated by the Transaction Agreements, or the validity, interpretation, breach or termination of any such agreement, including claims seeking redress or asserting rights under any Law (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Section 11.11, Section 11.12 and Section 11.17. Until completion of such procedures, no party may take any action to force a resolution of a Dispute by any judicial or similar process, except to the limited extent necessary to (i) avoid expiration of a claim that might eventually be permitted by this Agreement or (ii) obtain interim relief, including injunctive relief, to preserve the status quo or prevent irreparable harm.

(b) Any party seeking resolution of a Dispute shall first submit the Dispute for resolution by mediation pursuant to the mediation rules and procedures of the International Institute for Conflict Prevention and Resolution as then in effect. Mediation will continue for at least 30 days unless the mediator chooses to withdraw sooner.

(c) All offers of compromise or settlement among the parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

Section 11.12. Governing Law; Submission to Jurisdiction; Waivers. (a) This Agreement and each other Transaction Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

(b) Each of GE and the Acquiror agrees that if any Dispute is not resolved by mediation undertaken pursuant to Section 11.11, such Dispute shall be resolved only in the Courts of the State of New York sitting in the County of New York or the United States District Court for the Southern District of New York and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, each of GE and the Acquiror by this Agreement irrevocably and unconditionally:

(i) submits for itself and its property in any Action relating to the Transaction Agreements, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Courts of the State of New York sitting in the County of New York, the court of the United States of America for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Action shall be heard and determined in such New York State court or, to the extent permitted by Law, in such federal court;

(ii) consents that any such Action may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.03; and

(iv) agrees that nothing in the Transaction Agreements shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

Section 11.13. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to the other party, for which money damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity. Without limiting the foregoing, with respect to the failure of any party to cause the Closing to occur when it is otherwise intended to occur pursuant to the terms of this Agreement, and other than in the case of a Debt Receipt Failure (the remedy for which is expressly limited by and set forth in Sections 9.03(b)(A) and (c)), each of GE and the Acquiror agrees, on its behalf and on behalf of its Affiliates, that the preferred, intended and mutually agreed sole and exclusive remedy for such breach is specific performance by (and related injunctive relief against) the breaching party of its obligation to consummate the transactions contemplated hereby, and such parties further agree in such circumstances not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason nor to assert that money damages would provide an adequate remedy for such breach; provided that this Section 11.13 shall not limit the remedies provided under Section 9.03(b)(B) or 9.03(b)(C).

Section 11.14. Bulk Sales Laws. The Acquiror and GE each hereby waive compliance by the Sellers with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any state or any jurisdiction outside the United States including Article 6 of the New York Commercial Code, that may otherwise be applicable with respect to the sale of any of the Transferred Assets.

Section 11.15. Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules of this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (j) GE and the Acquiror have each participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (n) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto.

Section 11.16. Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 11.17. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.17.

IN WITNESS WHEREOF, GE and the Acquiror have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

GENERAL ELECTRIC COMPANY

By	/s/ Pamela Daley
	Name:	Pamela Daley
	Title:	Senior Vice President, Corporate Business Development

NAUTILUS HOLDINGS ACQUISITION CORP.

By	/s/ Stan Parker
	Name:	Stan Parker
	Title:	President

EXHIBIT A

DEFINITIONS

“Acquired Business” shall have the meaning set forth in Section 5.14(b).

“Acquired Company” shall have the meaning set forth in Section 5.14(b).

“Acquiror” shall have the meaning set forth in the Preamble.

“Acquiror Disclosure Schedule” means the schedule dated as of the date hereof delivered by the Acquiror to GE and which forms a part of this Agreement.

“Acquiror Indemnified Parties” shall have the meaning set forth in Section 10.01(a).

“Acquiror Shares” shall mean ten percent (10%) of the outstanding shares of common equity securities of the Acquiror immediately following the Closing Date, which shall be issued at a purchase price per share equivalent to the price paid by Affiliates of Apollo Management VI, LP.

“Acquiror Termination Fee” shall have the meaning set forth in Section 9.03(b).

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that for the purposes of this Agreement, (i) the Sellers and (ii) any portfolio companies of Apollo Management VI, L.P. (or any of its Affiliates) shall not be deemed Affiliates of the Acquiror nor, after the Closing, of the Business Subsidiaries.

“Agreement” means this Stock and Asset Purchase Agreement dated as of September 14, 2006 between GE and the Acquiror, including the Disclosure Schedule, Schedules and the Exhibits, and all amendments to such agreement made in accordance with Section 11.09.

“Ancillary Agreements” means the Assignment and Assumption Agreement, Development Agreement, Intellectual Property License Agreement, GaN License Agreement, the Trademark License Agreement, the Transition Services Agreement, the Instrument of Cancellation, the ASM Supply Agreement, the Tax Matters Agreement and the Commercial Agreements.

“ASM JV” shall have the meaning set forth in Recital J.

“ASM Loans” means the loans outstanding under the JBIC Loan Agreement and the Commercial Loan Agreement.

“ASM Offtake Agreement” means the Offtake Agreement between the ASM JV, GETOS Thailand and Shin-Etsu Silicones (Thailand) Limited dated May 20, 2002.

“ASM Supply Agreement” shall have the meaning set forth in Section 5.17.

“Assets” means the assets of every type and description that are owned, leased or licensed by any of the Business Subsidiaries.

“Asset Sellers” shall have the meaning set forth in Recital A.

“Assignment and Assumption Agreement” means an assignment and assumption agreement in customary form among the Asset Sellers and the Acquiror.

“Assumed Contracts” means all contracts, subcontracts, agreements, leases, subleases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind, that are Related to the Business and to which an Asset Seller is a party, other than contracts, agreements or other arrangements or instruments that are Excluded Assets.

“Assumed Employee Plan” shall have the meaning set forth in Section 3.15(e).

“Assumed IP Licenses” shall have the meaning set forth in Section 2.02(a)(iv).

“Assumed Liabilities” shall have the meaning set forth in Section 2.02(c).

“Audit” shall have the meaning set forth in Section 2.13(a)(i).

“Audit Report” shall have the meaning set forth in Section 2.13(a).

“Audited Financial Statements” shall have the meaning set forth in Section 2.13.

“Bayer” shall have the meaning set forth in Recital B.

“Bayer Purchase Agreement” means the JV Partner Agreement to which Bayer is a party.

“Benefits Arrangements” shall have the meaning set forth in Section 2.02(b)(v).

“Business” shall have the meaning set forth in Recital I.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall have the meaning set forth in Exhibit C.

“Business Plans” shall mean all U.S. Business Plans and International Business Plans.

“Business Primary Intellectual Property” shall have the meaning set forth in Exhibit I hereto.

“Business Subsidiaries” shall have the meaning set forth in Recital H.

“Cap Ex Budget” shall have the meaning set forth in Section 5.01(e)(vi).

“Capital Markets Activity” means any activity undertaken in connection with efforts by any Person to raise for or on behalf of any Person capital from any public or private source.

“Cash Compensation” shall have the meaning set forth in Exhibit C.

“Cash Equity” shall have the meaning set forth in Section 4.07(b).

“Cessation Date” shall have the meaning set forth in Section 5.20(a)(ii).

“Closing” shall have the meaning set forth in Section 2.05(b).

“Closing Adjustment” shall have the meaning set forth in Section 2.07(a).

“Closing Date” shall have the meaning set forth in Section 2.05(b).

“Closing Date Cash” means, as of the Closing Date, all cash less cash overdrafts, in each case, of the Business Subsidiaries that are wholly owned, directly or indirectly, by GE; provided, however, that Closing Date Cash (A) shall not include any cash that GE or its wholly owned Subsidiaries does not have the sole authority to remove and use freely, (B) shall be reduced by all fees, costs or withholding or other Taxes incurred or that would be reasonably expected to be incurred (including as a result of any reduction in Tax attributes) in connection with distributing such cash to the Acquiror immediately following the Closing, and (C) shall not include Restricted Cash.

“Closing Notice” shall have the meaning set forth in Section 2.07(b).

“COBRA” shall have the meaning set forth in Section 3.15(j) and in Exhibit C.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means the freight and logistics arrangements as well as supply agreements entered into in accordance with Section 5.20 (b).

“Commercial Loan Agreement” means the loan agreement in the amount of 4,150,000,000 Thai Baht between The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation as lenders, Tokyo-Mitsubishi International (Singapore) Ltd. as commercial facility agent and the ASM JV as borrower dated May 21, 2002.

“Commitment Letters” shall have the meaning set forth in Section 4.07(b).

“Company Intellectual Property” shall mean all Intellectual Property that is owned by any of the Asset Sellers or the Business Subsidiaries and that is used, or is currently contemplated to be used, by the Asset Sellers or the Business Subsidiaries in the Business and that is not being used, and not currently being contemplated to be used in connection with other products or services or other businesses of GE or any of its Affiliates (other than products or services of the Business) as of the date hereof (it being understood that de minimis usage by GE or its Affiliates with respect to a particular item of Intellectual Property shall not be considered as being used or contemplated to be used by GE or its Affiliates for the purposes of this definition), including the registered Intellectual Property set forth on Section 3.12(a) of the Disclosure Schedule.

“Company Technology” shall mean all Technology that is owned by any of the Asset Sellers or the Business Subsidiaries and that is used, or is currently contemplated to be used, by the Asset Sellers or the Business Subsidiaries in the Business and that is not being used, and not currently being contemplated to be used in connection with other products or services or other businesses of GE or any of its Affiliates (other than products or services of the Business) as of the date hereof (it being understood that de minimis usage by GE or its Affiliates with respect to a particular item of Technology shall not be considered as being used or contemplated to be used by GE or its Affiliates for the purposes of this definition), including the Technology set forth on Section 3.12(a) of the Disclosure Schedule.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.04.

“Consultation Period” shall have the meaning set forth in Section 2.11(b).

“Contracts” means the Assumed Contracts and all contracts, subcontracts, agreements, leases, subleases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind, that are Related to the Business and to which an Asset Seller or a Business Subsidiary is a party, other than contracts, agreements or other arrangements or instruments that are Excluded Assets.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “under common Control with” and “Controlling” shall have correlative meanings.

“Covered Business” shall have the meaning set forth in Section 5.14(a).

“Debt” means, without duplication, in each case, as of the Closing Date, and other than any accounts payable included in Working Capital and incurred in respect of property or services purchased in the ordinary course of business, (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt, (b) the principal of and premium in respect of obligations evidenced by bonds, debentures, notes or other similar instruments, including accrued interest, (c) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, (d) capital leases classified as such on the Reference Balance Sheet and similar capital leases of the Business Subsidiaries entered into since the date of the Reference Balance Sheet, (e) negative balances in bank accounts, (f) amounts in respect of checks in transit, (g) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (h) all liabilities (other than contingent liabilities) relating to securitization or factoring programs or arrangements, and (i) all Indebtedness of another person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally, in any manner by any of the Business Subsidiaries (other than with respect to Debt otherwise included in clauses (a) through (h) above).

“Debt Commitment Letter” shall have the meaning set forth in Section 4.07(a).

“Debt Financing” shall have the meaning set forth in Section 4.07(a).

“Debt Receipt Failure” shall have the meaning set forth in Section 9.03(b).

“Default Recovery Activities” means the exercise of any rights or remedies in connection with any Insurance, Leasing, Finance Activity or Other Financial Services Activity (whether such rights or remedies arise under any agreement relating to such Insurance, Leasing, Finance Activity or Other Financial Services Activity, under applicable Law or otherwise) in connection with the purchase or sale of goods and services, including any foreclosure, realization or repossession of any collateral or other security for any Insurance, Finance Activity (including the equity in any entity or business) or Other Financial Services Activity or any property subject to Leasing.

“De Minimis Business” means (i) any minority equity investment by GE or any of its Subsidiaries in any Person in which GE or such Subsidiary does not have the right to designate a majority of the members of the board of directors (or similar governing body) of such entity, or in which GE and its Subsidiaries collectively hold not more than 25% of the outstanding voting securities or similar equity interests and with respect to which GE is otherwise a passive investor, (ii) any business activity that would otherwise violate Section 5.14 that is carried on by an Acquired Company, but only if, at the time of such acquisition, the revenues derived from the Covered Business by the Acquired Company constitute less than 15% of the gross revenues of the Acquired Company, (iii) any business activity conducted by GE or any of its Subsidiaries that is ancillary to the conduct of their principal businesses, it being understood that business activity will be deemed ancillary to a principal business if such business activity is not conducted as a separate profitable business offering and comprises not more than 25% of the value measured by the net profit of the principal business activities of which it forms a part, or (iv) any other business in which Business services or products are provided primarily in connection with (x) the sale, purchase, leasing, financing, licensing, disposition, marketing or distribution of other goods and services, (y) the development, design, manufacture, use or application of such goods and services referred to in clause (x) or (z) other activities incidental to or provided in connection with the foregoing, including the provision to actual or potential customers, consumers, end users or the public of news, technical information or other material that is distributed for the purpose of promoting demand for such other goods or services, or of technical support, education, training and servicing in connection with the provision of such other goods or services.

“Development Agreement” means the development agreement, if any, between GE and the Acquiror as described in Exhibit G.

“DGCL” shall have the meaning set forth in Section 2.04(a).

“Disclosure Schedule” means the schedule dated as of the date hereof delivered by GE to the Acquiror and which forms a part of this Agreement.

“Dispute” shall have the meaning set forth in Section 11.11(a).

“EBITDA” shall have the meaning set forth in the Transaction Accounting Principles.

“EBITDA Adjustment” shall have the meaning set forth in Section 2.13(c).

“EBITDA Excess” shall have the meaning set forth in Section 2.13(c).

“EBITDA Report” shall have the meaning set forth in Section 2.13(a).

“Employee Agreements” shall have the meaning set forth in Exhibit C.

“Employee Plans” shall have the meaning set forth in Section 3.15(a)(i).

“End Date” shall have the meaning set forth in Section 9.01(d).

“Environmental Action” shall have the meaning set forth in Section 3.13(e).

“Environmental Claims” shall have the meaning set forth in Section 10.03(d).

“Environmental Law” means any Law applicable to the Business relating to pollution or protection of the environment, natural resources, and human health and safety, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Materials, as in effect on the Closing Date.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required by a Governmental Authority for the operation of the Business under any Environmental Law.

“Environmental Response” shall have the meaning set forth in Section 10.03(d)(iii).

“Equity Commitment Letters” shall have the meaning set forth in Section 4.07(b).

“Equity Investment Term Sheet” shall have the meaning set forth in Section 5.22.

“Equity Investors” shall have the meaning set forth in Section 4.07(b).

“Equity Sellers” shall have the meaning set forth in Recital A.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“Estimated Modified Working Capital Statement” shall have the meaning set forth in Section 2.07(b).

“Exatec Products” means a system or article that (i) is developed, manufactured and licensed by Exatec GmbH, a joint venture organized under the laws of Germany by and among GE, Bayer and General Electric Plastics B.V., (ii) consists of at least one transparent plastic substrate that is suitable for use as a window, sunroof, T-top or other body panel that is substantially transparent, (iii) is used, for passenger cars and light trucks, and, in the case of a molded system, for recreational vehicles, agricultural vehicles, trains, buses and airplanes, and (iv) is not made from extruded polycarbonate sheet.

“Excluded Assets” shall have the meaning set forth in Section 2.02(b).

“Excluded Liabilities” shall have the meaning set forth in Section 2.02(d).

“Final Modified Working Capital Statement” shall have the meaning set forth in Section 2.11(c).

“Finance Activity” means the making, entering into, purchase of, or participation in (including syndication or servicing activities) (i) secured or unsecured loans, conditional sales agreements, debt instruments or other transactions of a similar nature (such as leases), (ii) non-voting preferred equity investments, and (iii) investments as a limited partner in a partnership or as a member of a limited liability company in which another person who is not an Affiliate is a management member.

“Financial Services Business” means any activities undertaken in connection with or in furtherance of (i) any Capital Markets Activity, (ii) Finance Activity, (iii) Leasing, (iv) Default Recovery Activities, (v) Other Financial Services Activities, (vi) any Securities Activity or (vii) the sale of Insurance, the conduct of any Insurance brokerage activities or services or the provision of Insurance advisory services, business processes or Software.

“Financial Statements” shall have the meaning set forth in Section 3.06(a)(ii).

“Financing” shall have the meaning set forth in Section 4.07(b).

“Former Properties” shall have the meaning set forth in Section 2.02(d)(vii).

“Forthcoming Product” means a product that is in research or development or has been approved for research or development as of the date of this Agreement and that is intended to be manufactured and sold by the Business after the date hereof either as a replacement for an existing product or line of products or as a new product in any of the product categories comprising the existing Business.

“Freight & Logistics Contracts” shall have the meaning set forth in Section 5.20(a).

“Freight & Logistics Services” shall have the meaning set forth in Section 5.20(a).

“Full-Year 2005 EBITDA” shall have the meaning set forth in Section 2.13(a)(1).

“GaN” means gallium nitride.

“GaN License Agreement” means the license agreement, if any, between GE and the Acquiror as described in Exhibit G.

“GCAO” shall have the meaning set forth in Section 2.04(b).

“GE” shall have the meaning set forth in the Preamble.

“GE ASM Guarantee” shall have the meaning set forth in Section 5.07(c).

“GE Bankers” shall have the meaning set forth in Section 3.22.

“GE Bayer” shall have the meaning set forth in Recital B.

“GE Bayer GP” shall have the meaning set forth in Recital B.

“GE Bayer Specialties Italy” shall have the meaning set forth in Recital C.

“GE Bayer Specialties GP” shall have the meaning set forth in Recital C.

“GE Bayer Specialties Holding” shall have the meaning set forth in Recital C.

“GE Bayer Specialties LP” shall have the meaning set forth in Recital C.

“GE Europe Holdings” shall have the meaning set forth in Recital C.

“GE Finance GmbH” shall have the meaning set forth in Recital B.

“GE Indemnified Parties” shall have the meaning set forth in Section 10.02(a).

“GE Intellectual Property” shall mean all Intellectual Property that is, directly or indirectly, owned by any of the Asset Sellers or the Business Subsidiaries other than the Company Intellectual Property.

“GE LCs” shall have the meaning set forth in Section 5.07(a)(i)(A).

“GE Licensed Intellectual Property” shall have the meaning set forth in Exhibit I hereto.

“GE Name and GE Marks” means the names or marks of GE or any of its Affiliates, including “GE” (in block letters or otherwise), the GE monogram, “General Electric Company” and “General Electric,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

“GE Name Materials” means all materials bearing any of the GE Name and GE Marks, including all products, Inventory, advertising and promotional materials and other publicly disseminated information.

“GE NewCo Singapore” shall have the meaning set forth in Recital F.

“GE Pacific” shall have the meaning set forth in Recital F.

“GE Personal Data” shall have the meaning set forth in Exhibit C.

“GE Plastics” shall have the meaning set forth in Recital B.

“GEPP” shall have the meaning set forth in Exhibit C.

“GES&SP” shall have the meaning set forth in Exhibit C.

“GESA” shall have the meaning set forth in Recital M.

“GESA Cash Amount” means an amount equal to the difference between (1) the fair market value of GESA over (2) the sum of (x) the GESA Note Amount, (y) the fair market value of the GESA Share Consideration and (z) the fair market value of the GESA Warrant Consideration.

“GESA Merger” shall have the meaning set forth in Section 2.04(b).

“GESA Merger Consideration” means the sum of (1) the GESA Cash Amount, (2) the GESA Note Amount, (3) the GESA Share Consideration and (4) the GESA Warrant Consideration.

“GESA Note Amount” means Seller Paper with a face amount equal to the product of (1) $400 million and (2) 1 minus the GESI Fraction.

“GESA Share Consideration” means a number of Acquiror Shares equal to the product of (1) the total number of Acquiror Shares and (2) 1 minus the GESI Fraction.

“GESA Warrant Consideration” means a number of Warrants equal to the product of (1) the total number of Warrants and (2) 1 minus the GESI Fraction.

“GESI” shall have the meaning set forth in Recital L.

“GESI Cash Amount” means an amount equal to the difference between (1) the fair market value of GESI over (2) the sum of (x) the GESI Note Amount, (y) the fair market value of the GESI Share Consideration and (z) the fair market value of the GESI Warrant Consideration.

“GESI Merger” shall have the meaning set forth in Section 2.04(a).

“GESI Merger Consideration” means the sum of (1) the GESI Cash Amount, (2) the GESI Note Amount, (3) the GESI Share Consideration and (4) the GESI Warrant Consideration.

“GESI Note Amount” means Seller Paper with a face amount equal to the product of (1) $400 million and (2) the GESI Fraction.

“GESI Share Consideration” means a number of Acquiror Shares equal to the product of (1) the total number of Acquiror Shares times (2) a fraction (the “GESI Fraction”), (i) the numerator of which is the fair market value of GESI and (ii) the denominator of which is the sum of (A) the fair market value of GESI and (B) the fair market value of GESA.

“GESI Warrant Consideration” means a number of Warrants equal to the product of (1) the total number of Warrants and (2) the GESI Fraction.

“GESM” shall have the meaning set forth in Recital D.

“GE Technology” shall mean all Technology that is owned, directly or indirectly, by any of the Asset Sellers or the Business Subsidiaries other than the Company Technology.

“GETOS Asia Pacific” shall have the meaning set forth in Recital E.

“GETOS Hong Kong” shall have the meaning set forth in Recital G.

“GETOS Japan” shall have the meaning set forth in Recital D.

“GETOS Nantong” shall have the meaning set forth in Recital F.

“GETOS Shanghai” shall have the meaning set forth in Recital F.

“GETOS Singapore” shall have the meaning set forth in Recital J.

“GETOS Thailand” shall have the meaning set forth in Recital G.

“Governmental Authority” means any United States federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, board, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means, collectively, asbestos or asbestos-containing materials, polychlorinated biphenyls, radioactive materials, radon gas, and any substance, pollutant, contaminant, material and waste which is capable of causing harm to the environment, natural resources or human health and safety or is otherwise defined, regulated or classified under any Environmental Law.

“HR Knowledge of GE” means the actual knowledge, after reasonable inquiry, of any of the following Persons: Larry Cook, Mark Nordstrom, Ed Stratton, Paul Lalli and Thomas Leonard.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Inactive Business Employees” shall have the meaning set forth in Exhibit C.

“Indebtedness” means (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt, (b) the principal of and premium in respect of obligations evidenced by bonds, debentures, notes or other similar instruments, including accrued interest, (c) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, (d) capital leases; (e) negative balances in bank accounts, (f) amounts in respect of checks in transit, (g) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (h) all liabilities relating to securitization or factoring programs or arrangements, and (i) all Indebtedness of another person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally, in any manner (other than with respect to Indebtedness included in clauses (a) through (h) above).

“Indemnified Party” shall have the meaning set forth in Section 10.03(a).

“Indemnifying Party” shall have the meaning set forth in Section 10.03(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.11(c)(i).

“Initial Modified Working Capital Statement” shall have the meaning set forth in Section 2.10(a).

“Instrument of Cancellation” means an instrument in customary form pursuant to which (i) the Business Subsidiaries shall each cancel and discharge all of the respective obligations of GE and its other Affiliates owed to them and (ii) GE and its Affiliates (other than the Business Subsidiaries) shall each cancel and discharge all of the respective obligations of the Business Subsidiaries owed to them other than the provision of goods and services on an arm’s-length basis in the ordinary course of business or as otherwise contemplated by the Transaction Agreements to remain in effect following the Closing.

“Insurance” means any product or service determined to constitute insurance, assurance or reinsurance by the Laws or regulations in effect in any jurisdiction in which the restriction set forth in Section 5.14(a) applies.

“Insurance Arrangements” shall have the meaning set forth in Section 2.02(b)(vi).

“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any other jurisdiction: (a) patents, patent applications (including patents issued thereon), patentable inventions, design patents and industrial designs, and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, all rights therein provided by international treaties or conventions, (b) registered and material unregistered trademarks, service marks, trade names, service names, trade dress, logos, slogans, domain names, and designs and other identifiers of same, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) registered and material unregistered copyrights and copyright applications copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (d) confidential and proprietary information (including trade secrets, processes, know-how, ideas, research and development, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), and (e) intellectual property rights arising from or in respect of Technology.

“Intellectual Property License Agreement” shall have the meaning set forth in Section 5.10.

“Intercompany Debt” shall have the meaning set forth in Section 5.01(xiii).

“Interest Rate” means an interest rate per annum equal to the average of the one month British Bankers Association LIBOR for U.S. dollars that appears on page 3750 (or a successor page) of the Dow Jones Telerate Screen as of 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

“Interim Review” shall have the meaning set forth in Section 2.13(a)(ii).

“Interim Review Report” shall have the meaning set forth in Section 2.13(a)

“International Business Plans” shall have the meaning set forth in Exhibit C.

“International Employees” shall have the meaning set forth in Exhibit C.

“International Parent Plan” shall have the meaning set forth in Exhibit C.

“Inventory” shall have meaning set forth in Section 2.02(a)(ii).

“IRS” means the Internal Revenue Service.

“JBIC Loan Agreement” means the loan agreement in the amount of $141,300,000 between Japan Bank for International Cooperation as lender, Tokyo-Mitsubishi International (Singapore) Ltd. as facility agent and the ASM JV as borrower dated May 21, 2002.

“Joint Ventures” shall have the meaning set forth in Recital H.

“JV Partner” shall mean each of Bayer and Toshiba.

“JV Partner Agreements” means the stock purchase agreements dated as of the date hereof (in the case of Toshiba) and as of September 12/13, 2006 (in the case of Bayer) between each of the JV Partners and GE (and in the case of Bayer, General Electric Plastics GMBH), pursuant to which, among other things, GE agrees to buy (or to cause an Affiliate of GE to buy) the JV Partners’ respective interests in the Joint Ventures.

“JV Partner Plan” shall have the meaning set forth in Exhibit C.

“Key Employees” shall have the meaning set forth in Section 3.15(k).

“Knowledge of GE” means the actual knowledge of the Persons designated as “GE Corporate”, and the actual knowledge, after reasonable inquiry, of the Persons not designated as “GE Corporate”, in each case, as set forth on Section 3.08(a) of the Disclosure Schedule, provided that with respect to those persons listed on Section 3.08(a) of the Disclosure Schedule where a particular functional area or area of specialty is indicated, such Person’s knowledge shall be with respect to such functional area or area of specialty only.

“Law” means any U.S. federal, state, local or non-U.S. statute, law, ordinance, regulation, rule, code, order, ordinance (including zoning), executive order or decrees, edicts or binding interpretation by a Governmental Authority or other requirement or rule of law, including the common law.

“Leased Real Property” means Transferred Leased Property as well as any real property that is leased by a Business Subsidiary that is not an Excluded Asset.

“Leasing” means the rental leasing, or financing under operating leases, finance leases or hire purchase or rental agreements, of property, whether real, personal, tangible or intangible.

“Lenders” shall have the meaning set forth in Section 4.07(a).

“Liabilities” means liabilities, claims, demands, expenses, commitments, Losses or obligations of every kind and description.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, sublease, declaration, condition, covenant, destruction, right-of-way, easement, encroachment, restriction, title defect, option, right of first refusal or first offer or other third party (or governmental) right, encumbrance, lien or charge of any kind or nature.

“Losses” means all losses, damages, costs, expenses, liabilities, fines, penalties, environmental investigation and remediation costs, obligations and claims of any kind (including any Action brought by any Governmental Authority or Person and including reasonable attorneys’ fees).

“LTM EBITDA” shall have the meaning set forth in the Transaction Accounting Principles.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that (1) has a material adverse effect on the assets, liabilities, condition (financial or otherwise) or results of operations of the Business; provided, however, that any adverse effect arising out of or resulting from (a) an event or series of events or circumstances affecting (i) the United States economy generally or the economic and political conditions generally of any other country or jurisdiction in which an Asset Seller or the Business Subsidiaries operates or (ii) any of the industries generally in which the Business operates, provided that in either (i) or (ii) such event, series of events or circumstances does not have a disproportionate effect on the Business relative to the industry participants, (b) the entering into of or the consummation of the transactions contemplated by or the performance of obligations under or the announcement of, the foregoing or the Transaction Agreements, (c) any changes in applicable Law or U.S. GAAP or the enforcement or interpretation thereof; provided that such change does not have a disproportionate effect on the Business relative to the industry participants or (d) any natural disaster, hostilities, acts of war, sabotage or terrorism or military actions (provided that in the case of this clause (d), such natural disaster, hostilities, acts of war, sabotage or terrorism or military actions do not have a disproportionate effect on the Business relative to the industry participants), shall not constitute a Material Adverse Effect or (2) would materially impair or delay the ability of the Sellers and Business Subsidiaries to consummate the transactions contemplated by, or perform their obligations under, the Transaction Agreements.

“Material Contract” means any written Contract that (i) represents an aggregate future liability of an Asset Seller or any of Business Subsidiaries in excess of $10 million or represents the future right of any of the foregoing to receive an amount in excess of $5 million, in any one fiscal year with respect to the Business, (ii) contains covenants limiting the ability of any of the Business Subsidiaries to engage in any line of business or to compete with any Person, (iii) has as a counterparty any Governmental Authority and represents an aggregate future liability of an Asset Seller or any of the Business Subsidiaries with respect to the Business, (iv) relates to the establishment of a joint venture or partnership; (v) is a material product development or research agreement; (vi) relates to capital expenditures and involves future payments in excess of $2 million; (vii) contains restrictions with respect to payment of dividends or any other distributions in respect of the capital stock or other equity interests of the Equity Sellers or any of their Subsidiaries; (viii) relates to (A) Indebtedness of the Business or any of the Business Subsidiaries in excess of $1 million, (B) any guarantee or assumption of other obligations or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not exceed $1 million in the aggregate for all such agreements; (ix) is a lease or similar Contract: (A) relating to any machinery, equipment, vehicle or other tangible personal property owned by any third party involving payment of more than $1 million on an annual basis (unless terminable without payment or penalty upon no more than 60 days’ notice); (B) under which the Business makes available for use by any third party, any tangible personal property owned or leased by an Asset Seller or a Business Subsidiary in any such case that has a liability or receivable, as the case may be, in excess of $1 million per annum; or (C) relating to any real property on which a manufacturing facility or research or development facility of the Business or a Business Subsidiary is located or office space of the Business or Business Subsidiaries in which 25 or more persons are located (x) used to effectuate a material acquisition, divestiture, merger or similar transaction that has not been consummated or that has been consummated since July 31, 2002, but contains representations, covenants, indemnities or other obligations that are still in effect; (xi) related to the purchase or sale of material real property entered into since July 31, 2002; (xii) is a license agreement pursuant to which the Business licenses in or out material Company Intellectual Property or material Company Technology; or (xiii) to the Knowledge of GE is material to the Business (other than those listed in (i) – (xii) above).

“Material Customer” means, with respect to the Silicones Business, the largest 20 customers of the Silicones Business and, with respect to the Quartz Business, the largest 10 customers of such Quartz Business, in each case, measured in terms of annual revenues to the Business for the year ended December 31, 2005.

“Material Employer” shall have the meaning set forth in Section 3.15(a).

“Material Permits” shall have the meaning set forth in Section 3.10(a).

“Material Supplier” means, with respect to the Silicones Business, the 25 largest suppliers of the Silicones Business and, with respect to the Quartz Business, the 10 largest suppliers of the Quartz Business, in each case, measured in terms of annual expenditures for the year ended December 31, 2005.

“Merger Sub” shall have the meaning set forth in Recital L.

“Mergers” shall have the meaning set forth in Section 2.04(b).

“Merger Business Subsidiaries” shall have the meaning set forth in Recital M.

“Modified Working Capital” shall have the meaning set forth in Section 2.07(a).

“Multiemployer Plan” shall have the meaning set forth in Section 3.15(b).

“NewCo GmbH” shall have the meaning set forth in Recital A.

“NewCo Japan” shall have the meaning set forth in Recital A.

“NewCo Singapore” shall have the meaning set forth in Recital A.

“Non-Business LCs” shall have the meaning set forth in Section 5.07(b).

“Non-Material Employer Non-U.S. Employee Plan” shall have the meaning set forth in Section 3.15(e).

“Non-US Employee Plan” shall have the meaning set forth in Section 3.5(c).

“Notice of Disagreement” shall have the meaning set forth in Section 2.11(a).

“NYBCL” shall have the meaning set forth in Section 2.04(a).

“Offering Documents” shall have the meaning set forth in Section 5.13(c)(E).

“Other Financial Services Activities” means the offering, sale, distribution or provision, directly or through any distribution system or channel, of any financial products, financial services, asset management services, including investments on behalf of or for the benefit of third party and client accounts, logistics services, credit card products or services, vendor financing and trade payables services, back-office billing, processing, collection and administrative services or products or services related or ancillary to any of the foregoing.

“Owned Real Property” means Transferred Owned Property as well as any real property owned by a Business Subsidiary that is not an Excluded Asset.

“Parent Plan” shall have the meaning set forth in Exhibit C.

“Permitted Liens” means the following Liens (all of which Liens shall be released at or prior to the Closing to the extent that such Liens are not Related to the Business): (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty (and which are appropriately reflected on the Financial Statements); (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law made in the ordinary course and on a basis consistent with past practice (and which are appropriately reflected on the Financial Statements); (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security (and which are appropriately reflected on the Financial Statements); (d) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that do not impair, and could not reasonably be expected to impair, in any material respect, the value, marketability or continued use of the property in the Business; and (e) Liens not created by GE or the Business Subsidiaries that affect the underlying fee interest of any Leased Real Property and that do not impair, and could not reasonably be expected to impair, in any material respect, the value, marketability or continued use of the property in the Business.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“Pre-Closing Insurance” shall have the meaning set forth in Section 5.06(a).

“Preferred Stock” shall have the meaning set forth in Section 2.06.

“Prior GE Waiver” shall have the meaning set forth in Exhibit C.

“Purchase Price” shall have the meaning set forth in Section 2.06.

“Quartz Business” shall have the meaning set forth in Recital I.

“Real Properties” shall have the meaning set forth in Section 3.13(a).

“Reference Balance Sheet” shall have the meaning set forth in Section 3.06(a)(i).

“Reg S-X” shall have the meaning set forth in Section 2.13(a).

“Related to the Business” means required for or used primarily in, or arising, directly or indirectly, primarily out of the operation or conduct of, the Business as conducted by the Asset Sellers and the Business Subsidiaries or held primarily for such use. For the avoidance of doubt, all assets reflected on the Reference Balance Sheet are Related to the Business.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including, ambient air, surface water, groundwater and surface or subsurface strata).

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers, equity partners or other representatives of such Person.

“Restricted Cash” means all cash that is not freely useable by the Acquiror because it is subject to restrictions or limitations on use or distribution by law, Contract or otherwise, including, without limitation, restrictions on dividends and repatriations.

“Restricted Employees” shall have the meaning set forth in Exhibit C.

“Retention Agreements” means the 39 individual retention agreements with employees of the Business previously identified to the Acquiror that were entered into in contemplation of the transactions contemplated by this Agreement.

“Review Period” shall have the meaning set forth in Section 2.10(b).

“Rotational Employees” shall have the meaning set forth in Exhibit C.

“SAS 100” shall have the meaning set forth in Section 2.13.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under such Act.

“Securities Activity” means any activity, function or service (without regard to where such activity function or service actually occurs) which, if undertaken or performed (i) in the United States would be subject to the United States federal securities Laws or the securities Laws of any state of the United States or (ii) outside of the United States within any other jurisdiction in which the restrictions set forth in Section 5.14(a) apply, would be subject to any Law or regulation in any such jurisdiction governing, regulating or pertaining to the sale, distribution or underwriting of securities or the provision of investment management, financial advisory or similar services.

“Seller Paper” shall have the meaning set forth in Section 2.06(z).

“Sellers” shall have the meaning set forth in Recital A.

“Shares” shall have the meaning set forth in Recital N.

“Shenzhen GETOS” shall have the meaning set forth in Recital K.

“Silicones Business” shall have the meaning set forth in Recital I.

“Six-Month June 2005 EBITDA” shall have the meaning set forth in Section 2.13(a)(3).

“Six-Month June 2006 EBITDA” shall have the meaning set forth in Section 2.13(a)(2).

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Spending Plan” shall have the meaning set forth in Section 11.02.

“Subsidiary” of any Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such corporation or other Person (irrespective of whether at the time capital stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (b) more than 50% of the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) more than 50% of the beneficial interest in such trust or estate, is directly or indirectly owned or Controlled by such Person.

“Target LTM EBITDA” shall have the meaning set forth in Section 2.13(c).

“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, value-added, sales, use, employment, franchise, profits, gains, property, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

“Tax Matters Agreement” shall have the meaning set forth in Recital O.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes, and any amended Tax Returns.

“Technology” shall mean, collectively, all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice) apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, and all related technology, other than Software.

“Third Party Claim” shall have the meaning set forth in Section 10.03(a).

“Third Party Indemnifiable Loss” shall have the meaning set forth in Section 5.25.

“Third Party Rights” shall have the meaning set forth in Section 2.03(i).

“Third Party Suit” means a suit commenced by any person other than a Governmental Authority against any party to this Agreement seeking to require the investigation, remediation or prevention of actual or imminently threatened off-site migration of contamination existing or occurring as of the Closing Date.

“Title Insurance Commitments” shall have the meaning set forth in Section 5.19.

“Toshiba” shall have the meaning set forth in Recital D.

“Toshiba Asia Pacific” shall have the meaning set forth in Recital E.

“Toshiba Purchase Agreement” means the JV Partner Agreement to which Toshiba is a party.

“Trademark License Agreement” shall have the meaning set forth in Section 5.09(e).

“Transaction Agreements” means this Agreement, each of the Ancillary Agreements and the JV Partner Agreements.

“Transaction Fees” shall means any deal or transaction fee paid to or received by Apollo Management VI, LP or its Affiliates in connection with the consummation of the transactions contemplated hereby.

“Transferred Assets” shall have the meaning set forth in Section 2.02(a).

“Transferred Employees” shall have the meaning set forth in Exhibit C.

“Transferred Leased Property” shall have the meaning set forth in Section 2.02(a)(i).

“Transferred Owned Property” shall have the meaning set forth in Section 2.02(a)(i).

“Transferred Subsidiaries” shall have the meaning set forth in Recital H.

“Transition Services Agreement” shall have the meaning set forth in Section 5.12.

“U.S. Business Plans” shall have the meaning set forth in Exhibit C.

“U.S. GAAP” means the generally accepted accounting principles used in the United States.

“U.S. Parent Plans” shall have the meaning set forth in Exhibit C.

“US Transferred Employees” shall have the meaning set forth in Exhibit C.

“Warrants” shall have the meaning set forth in Section 2.06.

“Wholly Owned Business Subsidiary” means a Business Subsidiary that is wholly owned directly or indirectly by GE.

“Working Capital” shall have the meaning set forth in the Transaction Accounting Principles.

“Working Capital Deductible Amount” shall mean $3,500,000.

“Working Capital Excess Amount” shall have the meaning set forth in Section 2.12.

“Working Capital Shortfall Amount” shall have the meaning set forth in Section 2.12.